HellerEhrman

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June 22, 2006



Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL



Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to a major transaction – possible acquisition of the Peruvian companies, dated June 14, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on June 15, 2006;

(2) The Company's announcement in relation to the unaudited results for the year ended March 31, 2006 of Pacific Andes (Holdings) Ltd., dated May 23, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on May 24, 2006;

dw 6/28

(3) The Company's announcement in relation to the unaudited results for the first quarter ended March 31, 2006 of China Fishery Group Limited., dated May 11, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on May 12, 2006;

(4) The Company's announcement in relation to China Fishery Group Limited, dated March 31, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on April 3, 2006; and

(5) The Company's announcement in relation to China Fishery Group Limited, dated March 27, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on March 28, 2006.

(6) The Company's announcement in relation to China Fishery Group Limited, dated February 20, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on 21 February, 2006; and

(7) The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities on the Main Board of the HKSX.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\41sec.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



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PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

MAJOR TRANSACTION
POSSIBLE ACQUISITION OF THE PERUVIAN COMPANIES

The Board is pleased to announce that on 12 June, 2006, the Purchaser, an indirect non-wholly owned subsidiary of the Company, entered into a conditional Share Purchase Agreement with the Peruvian Companies, the Alexandra Shareholders and CFGL, under which, among other matters, the Purchaser has agreed to acquire and the Alexandra Shareholders have agreed to sell the Sale Shares. Immediately after Completion, the Peruvian Companies will become wholly owned subsidiaries of the Purchaser and indirect non-wholly owned subsidiaries of the Company.

The aggregate consideration payable for the Acquisition is US$100,000,000 which may be subject to adjustments and will be payable in various tranches in cash. The Purchaser intends to fund the Consideration by a combination of internal resources and external financing.

Completion is subject to the parties confirming they wish to proceed with the Acquisition after due diligence and conditional upon the fulfillment of certain conditions precedent which include, among other things, the approval of the Shareholders and shareholders of the Purchaser. Further the Purchaser and the Alexandra Shareholders are entitled to terminate the Share Purchase Agreement under certain circumstances.

As such, Shareholders should note that the Share Purchase Agreement may or may not be completed. Shareholders are reminded to exercise caution when dealing in the securities of the Company.

The Acquisition constitutes a major transaction for the Company pursuant to Chapter 14 of the Listing Rules and is, therefore, subject to the approval of the Shareholders. A circular containing further information on the Share Purchase Agreement including independent valuation of the Main Assets and a notice convening the Special General Meeting to approve the Share Purchase Agreement as required under Chapter 14 of the Listing Rules will be despatched to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares and the Warrants on the Stock Exchange was suspended with effect from 9:30 a.m. on 13 June, 2006 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares and Warrants with effect from 9:30 a.m. on 15 June, 2006.

THE CONDITIONAL SHARE PURCHASE AGREEMENT

On 12 June, 2006, the Purchaser, the Alexandra Shareholders, the Peruvian Companies and CFGL entered into the Share Purchase Agreement under which the Purchaser has agreed to acquire and Alexandra Shareholders have agreed to sell the Sale Shares. As shown from the existing corporate structure of the Peruvian Companies below, Alexandra together with GLB and VLC are holding the entire issued share capital of each of Pesquera Victor and Pesquera Flor. As shown from the corporate structure of the Peruvian Companies immediately after Completion below, the Peruvian Companies will become indirect wholly-owned subsidiaries of the Purchaser and indirect non-wholly owned subsidiaries of the Company.

Existing corporate structure the Peruvian Companies



Corporate structure of the Company and the Peruvian Companies immediately after Completion



The principal terms of the Share Purchase Agreement are set out below.

Date
12 June, 2006

Adjustments to Consideration
The Consideration may be adjusted in accordance with the following mechanics:-

(i) *Working Capital Adjustment*
In primary terms, the Alexandra Shareholders shall procure that, as of the Balance Payment Date, the working capital accounts of Peruvian Companies are reduced to US$0.

If the actual amount of working capital shown in the accounts of the Peruvian Companies as at the Balance Payment Date is greater than US$0, the Purchaser shall pay to the Alexandra Shareholders dollar for dollar if the actual amount of such working capital exceeds US$0; or if such working capital amount is negative, the Alexandra Shareholders shall pay to the Purchaser dollar for dollar if the actual amount of such working capital amount which is less than US$0.

(ii) *Financial Liability Adjustment*
The Alexandra Shareholders shall cause the Peruvian Companies to prepay or cancel all their financial liability as at the Balance Payment Date. If the actual amount of financial liability as shown in the accounts of the Peruvian Companies as at the Balance Payment Date is greater than US$0, such amount will be deducted from the Balance Consideration on a dollar for dollar basis.

(iii) *Main Assets Adjustment*
If the Main Assets have disappeared or have been totally destroyed and provided that the proceeds of indemnification have not been disbursed to Peruvian Companies by the insurance company and insurance policy has been duly endorsed to the Alexandra Shareholders. Any reduction in the value of the Main Assets will be deducted from the Balance Consideration on a dollar for dollar basis subject to a maximum deduction shall not exceed US$7,500,000.

(iv) *Adjustment for Losses*
If there is any actual loss or damage borne by the Peruvian Companies arising directly: (i) from any of the Contingencies originated before the Balance Payment Date; or (ii) from any breach of warranties provided by the Alexandra Shareholders under the Share Purchase Agreement as a result of the gross negligence or willful misconduct on the part of the Alexandra Shareholders, or breach of certain terms or covenants of the Share Purchase Agreement by the Alexandra Shareholders, the Alexandra Shareholders shall, subject to various limitation as provided for in the Share Purchase Agreement, compensate the Purchaser for such actual loss or damages.

Any loss or damages established on or before the Balance Payment Date shall be deducted from the Balance Consideration on a dollar for dollar basis. Further, US$5 million minus the deduction made to the Balance Consideration as a result of the loss adjustment ascertainable on the Balance Payment Date will be further deducted from the Balance Consideration and will be set aside in an escrow account for legal proceedings instituted against the Peruvian Companies within a 5 year period after the Balance Payment Date which may give rise to any adjustment for loss to the Consideration.

Source of Funds
The Purchaser intends to fund the Consideration by a combination of internal resources and external financing.

Conditions
Completion is subject to the parties confirming they wish to proceed with the Acquisition after due diligence and is conditional upon fulfillment of certain conditions precedent which include, amongst other things:

(i) there being no injunction, order or decree passed which would prohibit the Completion;

(ii) approvals of the Shareholders;

(iii) Alexandra Shareholders are the sole exclusive owners of the Sale Shares and there is no encumbrance on the Sale Shares;

(iv) delivery by the Purchaser a notarised executed agreement to replace the personal guarantees of Alexandra Shareholders in relation to financial long term liabilities of the Peruvian Companies as recorded in the

In light of the above, the Directors believe that the Acquisition will be a synergistic investment which offers short-term and mid-term opportunities and commercial benefits for the Group as a whole. Further, despite the net profit of the Peruvian Companies has decreased for the financial year ended 31 December, 2005 based on the unaudited financial statements of the Peruvian Companies for each of the two financial years ended 31 December, 2005, the Directors consider the Consideration and the terms of the Share Purchase Agreement fair and reasonable and in the interests of the Shareholders as a whole.

LISTING RULES IMPLICATIONS

The Acquisition constitutes a major transaction for the Company pursuant to Chapter 14 of the Listing Rules and is, therefore, subject to the approval of the Shareholders. A circular containing further information on the Share Purchase Agreement including independent valuation of the Main Assets and a notice convening the Special General Meeting to approve the Share Purchase Agreement as required under Chapter 14 of the Listing Rules will be despatched to the Shareholders as soon as practicable.

The Company did not make an announcement when the Term Sheet was executed because the Company does not consider the execution of the non-legally binding Term Sheet constitute price sensitive information and require an announcement under Rule 13.09 of the Listing Rules. In fact, given the uncertainties surrounding the proposed Acquisition during the stage of the execution of the Term Sheet, the Company considers publication of any information regarding the proposed Acquisition would be pre-mature at that stage.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 13 June, 2006 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 15 June, 2006.

DEFINITIONS

"Acquisition"	means the acquisition of the Sale Shares
"Alexandra"	means Alexandra S.A.C., a company incorporated under the laws of the Republic of Peru, the parent company of Pesquera Victor and Pesquera Flor
"Alexandra Shareholders" [1]	means VLC, GLB and VLB
"Balance Payment Date"	means within 5 Business Days after the Purchaser notifies the Alexandra Shareholders of its agreement or disagreement to the preliminary Completion Account which shall not be later than 2 November, 2006
"Business Days"	means the days when banks are open for business in Lima, Peru
"Board"	means the board of Directors
"CFGL"	means China Fishery Group Limited, a company incorporated under the laws of Cayman Islands, whose shares of which are listed on SGX-ST, and an indirect non-wholly owned subsidiary of PAH and the Company
"Company"	means Pacific Andes International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose Shares and Warrants are listed on the Main Board of the Stock Exchange
"Completion"	means completion of the Acquisition pursuant to the Share Purchase Agreement
"Completion Accounts"	means the accounts comprising of the balance sheets, statements of working capital and profit and loss statements of the Peruvian Companies to be prepared by the Alexandra Shareholders within 15 Business Days following the date as elected by the Purchaser as the Completion Date ("Preliminary Completion Accounts"), and upon the Purchaser's agreement thereto within 20 Business Days, the Preliminary Completion

Parties

1. Alexandra Shareholders as the vendors
2. CFG Investment S.A.C. as the Purchaser
3. CFGL as the guarantor of the Purchaser, provides a guarantee in favour of the Alexandra Shareholders in respect of the performance of the obligations of the Purchaser under the Share Purchase Agreement

The Purchaser and CFGL are non-wholly owned subsidiaries of the Company.

The Directors confirm that to the best of their knowledge, information and belief, having made all reasonable enquiries, each of Alexandra Shareholders and the Peruvian Companies is Independent Third Party.

Due Diligence

The Purchaser has engaged professional teams to conduct due diligence on the Peruvian Companies and pursuant to the Share Purchase Agreement, such exercise is currently being conducted shall be completed by 9 July 2006. During the due diligence exercise, the Purchaser may discover Contingencies arising from outstanding legal obligations of, breaches of contractual obligations by or outstanding tax liabilities incurred by the Peruvian Companies which may not be reflected in the latest available accounts of the Peruvian Companies.

Upon completion of the due diligence exercise by the Purchaser, if no Contingencies are identified or the amount of Contingencies identified is equal to or less than US$7,500,000, the Purchaser shall deliver a notice of continuation to the Alexandra Shareholders confirming that the Acquisition shall continue.

In the event that Contingencies identified exceed US$7,500,000, the Purchaser shall be entitled to notify the Alexandra Shareholders either of its intention to (i) terminate the Share Purchase Agreement or (ii) ignore such Contingencies exceeding US$7,500,000 and elect to proceed with the Acquisition.

The Alexandra Shareholders are entitled to accept the Contingencies as identified by the Purchaser or disagree with such Contingencies and provide supporting documentation for such disagreement. Any such disagreement which cannot be resolved between the parties shall be referred to an independent auditor whose determination shall be final and binding on the parties.

Consideration

The aggregate Consideration payable for the Sale Shares is US$100,000,000, which was arrived at pursuant to the negotiations between the parties to the Share Purchase Agreement on a willing buyer and willing seller basis, taking into consideration, *inter alia*, the following factors:-

(i) the direct controlling interests of Alexandra in Pesquera Victor and Pesquera Flor;

(ii) ownership of the Main Assets by the Peruvian Companies and the prevailing market prices of such assets;

(iii) the Republic of Peru being one of the major manufacturers and suppliers of fishmeal in the world and the increase in demand for fishmeal for agriculture, poultry and pig farming in the PRC; and

(iv) the prospects of the Peruvian Companies and its potential synergy effects on the Group's business.

The Group has engaged independent valuers to assess the value of the Main Assets and will include such information in the circular to be despatched to the Shareholders.

Main Assets

The Main Assets of the Peruvian Companies under which the Purchaser will acquire through the Acquisition include the 13 fishing vessels with a total storage capacity of 3,839m³ and the respective fishing licenses, the 4 fishmeal processing plants with processing capacity of 381 tons of fish per hour and the respective licenses and the trademark, "Alexandra" registered at the Peruvian trademark registry but exclude certain assets such as any vessels or shares that may be acquired by the Peruvian Companies after the date of the Share Purchase Agreement. The assets to be excluded are mostly assets not reflected in the accounts of the Peruvian Companies; they include office equipment and spare parts inventories which are not located in the fishmeal processing plants, account receivables of the Peruvian Companies related to transactions between the Peruvian Companies and the Alexandra Shareholders, or receivables of doubtful recovery which have been fully provided for in the Peruvian Companies accounts. Pursuant to the Share Purchase Agreement, the Alexandra Shareholders warrant that the assets to be excluded from the Acquisition shall not affect the normal operation of the Main Assets.

Payment of Consideration

The Consideration is payable by the Purchaser in the following manner:-

(i) US$1,000,000 was paid by the Purchaser to the Alexandra Shareholders on 19 April, 2006 after execution of the Term Sheet (such payment is non-refundable even if the Share Purchase Agreement is terminated for any reason);

(ii) US$2,000,000 shall be paid after the Purchaser and the Alexandra Shareholders agree that the Acquisition shall continue in the event that no Contingencies are identified or Contingencies of US$7,500,000 are identified;

(iii) US$3,000,000 shall be paid within three (3) months after issuance of the confirmation referred to in paragraph (ii) above or in the case where the Alexandra Shareholders disagree with the amount of the Contingencies identified by the Purchaser and the parties refer the dispute to an independent auditor for determination, within 3 Business Days after such determination;

(v) US$7,000,000 shall be paid on the date that the Purchaser notifies the Alexandra Shareholders of, amongst other things, the shareholders' approvals from each of the Company; if the approvals are not obtained by 2 November, 2006, the Alexandra Shareholders are entitled to terminate the Share Purchase Agreement, however, the Purchaser may nonetheless pay the Alexandra Shareholders US$7,000,000 prior to 2 November, 2006 and in such case, the Alexandra Shareholders shall not be entitled to terminate the Share Purchase Agreement; and

(v) the balance of the Consideration (**"Balance Consideration"**) shall be paid on the Balance Payment Date. The Balance Payment Date may be extended to 31 March, 2007 and the Purchaser shall pay the shareholders of CFGL a monthly payment of US$1,000,000 for each month from November 2006 to March 2007. Such monthly payments shall be paid in addition to the Consideration and shall not be regarded as partial payment of the Consideration.

Completion Accounts;

(v) the Parties agreed to enter into an escrow agreement within 30 days following the execution of the Share Purchase Agreement, failure of which would cause the Share Purchase Agreement to be deemed terminated, unless otherwise agreed by the Parties in writing; and

(vi) the Peruvian Companies are the sole exclusive owners or lessees of the Main Assets and the Main Assets are free from encumbrance and are duly insured.

Termination events

Either the Purchaser or Alexandra Shareholders is/are entitled to terminate the Share Purchase Agreement by way of notice if, *inter alia*:-

(i) the Contingencies exceed US$7,500,000; or

(ii) the approval of the Shareholders is not obtained.

The Purchaser is entitled to terminate the Share Purchase Agreement by way of notice if, *inter alia*:-

(i) the adjustment to the Consideration in relation to the Main Assets as explained above exceed US$7,500,000; or

(ii) any of the following events occurred and such event is not remedied within fifteen (15) Business Days after its occurrence:-

  (a) if Alexandra Shareholders cease to own the Sale Shares or fail to maintain the Sale Shares free from encumbrance; or

  (b) if the Peruvian Companies cease to own the Main Assets or fail to maintain the Main Assets free from encumbrance, except for disposals of assets for financing purpose; or

  (c) if any of the Peruvian Companies commences process for insolvency; or

  (d) if any legal action is initiated against Alexandra Shareholders or the Peruvian Companies which would give adverse impact on or lead to a loss of ownership over the Main Assets, provided that the loss arising from such legal action exceeds US$7,500,000.

  Alexandra Shareholders are entitled to terminate the Share Purchase Agreement by way of notice if, *inter alia*:-

  (e) the Purchaser fails to pay any part of the Consideration at the stipulated time or its fails to pay the balance of the Consideration by 31 March, 2007; or

  (f) the aggregate amount of the disputable working capital adjustment and/or the financial liability adjustment as explained above exceeds US$2,000,000, unless otherwise waiver by Alexandra Shareholder.

Completion

Completion shall take place on the Balance Payment Date during which the Alexandra Shareholders shall transfer the Sale Shares to the Purchaser.

As the Share Purchase Agreement is subject to due diligence and a number of conditions precedent and the Purchaser and the Alexandra Shareholders may terminate it under certain circumstances, Shareholders should note that the Share Purchase Agreement may or may not be completed. Shareholders are reminded to exercise caution when dealing in the securities of the Company.

INFORMATION ON THE PERUVIAN COMPANIES

The Peruvian Companies are engaged in the extraction, production, transformation, industrialization and commercialization of hydrobiological resources and related products such as fishmeal and fish oil. It owns various main assets including 13 fish vessels with a total storage capacity of 3,839m³ and the respective fishing licenses, 4 fishmeal processing plants with processing capacity of 381 tons of fish per hour and the respective licenses and the trademark of "Alexandra" registered at the Peruvian trademark registry.

The unaudited combined assets, liabilities, net assets, net value of the Main Assets, net profits before and after taxation and extraordinary items of the Peruvian Companies for each of the two financial years ended 31 December, 2005 are set out below:

	Year ended 31.12.2004 (unaudited)		Year ended 31.12.2005 (unaudited)	
	(Sole'000)	*(HKD'000)*	*(Sole'000)*	*(HKD'000)*
Total assets	249,291	596,454	225,262	538,963
Non-current assets	162,991	389,974	154,361	369,324
Current assets	86,300	206,480	70,901	169,639
Total liabilities	182,758	437,266	159,735	382,302
Non-current liabilities	92,585	221,519	87,746	209,940
Current liabilities	90,173	215,747	72,039	172,362
Net assets	**66,533**	**159,188**	**65,477**	**156,661**
Net asset value of the Main Assets	158,662	379,618	151,186	361,733
Net profit before taxation and extraordinary items	17,933	42,908	9,068	21,700
Net profit after taxation and extraordinary items	15,350	36,730	6,622	15,842

Note: For the purpose of the above table, 1 Sole equal to HK$2.3926

INFORMATION ON THE GROUP

The Group principally engages in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services.

REASONS FOR THE ENTERING INTO THE ACQUISITION

The Directors are of the view that the Acquisition will complement the existing business and development plans of the Group, taking into account, *inter alia*, the following benefits:-

(a) gives the Group a key operational position in Peru, the world's largest producer of fishmeal;

(b) offers the Group controlled access to fishing vessels to expand our fishing grounds in the Peruvian exclusive economic zone, which is one of the most productive fishing areas in the world;

(c) allows the Group to extend and diversity our current product mix to also include Peruvian anchovy-based fishmeal and fish products; and

(d) allows the Group to take advantage of the growth in the Peoples' Republic of China, the largest consumer of fishmeal in the world for use in its expanding aquaculture.

	Accounts shall be the final Completion Accounts
"Completion Date"	means a date to be agreed between the Purchaser and Alexandra Shareholders
"Contingencies"	means all claims against, and liabilities and payment obligations from each of the Peruvian Companies identified during the due diligence exercise performed by the Purchaser on the Peruvian Companies
"Consideration"	means the consideration payable by the Purchaser to the Alexandra Shareholders
"Directors"	means directors of the Company
"GLB"	means Ginette Lumbroso Batievsky, an individual
"Group"	means the Company and its subsidiaries
"Hong Kong"	means the Hong Kong Special Administrative Region of The People's Republic of China
"Independent Third Party(ies)"	means independent third party(ies) who is (are) not connected persons of the Company as defined in the Listing Rules and is (are) independent of the Company and the connected person of the Company
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange
"Main Assets"	means the assets described in the section headed "Main Assets" in this announcement
"Main Assets Adjustment"	means adjustment(s) to the valuation of the Main Assets
"PAH"	Pacific Andes (Holdings) Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the SGX-ST, and a subsidiary of the Company in which the Company is interested in approximately 65.1% of its issued share capital as at the date of this announcement
"Peruvian Companies"	means Alexandra, Pesquera Victor and Pesquera Flor
"Pesquera Flor"	means Pesquera Flor de Ilo S.R.L., a company incorporated in the Republic of Peru
"Pesquera Victor"	means Pesquera Victor S.A.C., a company incorporated in the Republic of Peru
"Purchaser"	means CFG Investment S.A.C., a company incorporated in the Republic of Peru, a wholly owned subsidiary of CFGL
"Sale Shares"	means 51,936,195 shares of 1 Sole each of Alexandra, constituting the entire share capital of Alexandra, 1,000 shares of 1 Sole each, representing 0.0029% of the share capital of Pesquera Victor and 50 shares of 1 Sole each, representation 0.02% of the share capital of Pesquera Flor
"SGX-ST"	the Singapore Exchange Securities Trading Limited
"Share(s)"	means ordinary share(s) of HK$0.10 each in the capital of the Company
"Share Purchase Agreement"	the share purchase agreement dated 12 June, 2006 entered into amongst the Purchaser, the Peruvian Companies, the Alexandra Shareholders and CFGL in relation to the Acquisition
"Shareholders"	means shareholders of the Company
"Sole"	means Peruvian Nuevo Sole, the lawful currency of the Republic of Peru
"Special General Meeting"	means the special general meeting of the Company to be convened to consider and, if thought fit, approve the Share Purchase Agreement and the transactions contemplated therein, including any adjournment thereof
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Term Sheet"	means a non-binding term sheet dated 12 April, 2006 entered into amongst Alexandra Shareholders, CFG Peru Investments Pte Ltd and CFGL, pursuant to which, upon the terms and conditions set out therein, Alexandra Shareholders have agreed to negotiate with CFG Peru Investments Pte Ltd in relation to the sale and purchase of the Sale Shares
"US$"	means United States dollars, the lawful currency of the United States of America
"VLB"	means Valerie Lumbroso Batievsky, an individual
"VLC"	means Victor Lumbroso Cohen, an individual
"Warrants"	means warrants issued by the Company and listed on the Stock Exchange whose trading commenced on 1 February, 2005
"%"	per cent.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 14 June, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

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香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

主要交易
可能收購秘魯公司

董事會欣然宣佈，於二零零六年六月十二日，買方（本公司之間接全資附屬公司）與秘魯公司、Alexandra股東及中漁訂立一項有條件購股協議；據此，買方同意購入而Alexandra股東則同意出售銷售股份。於緊隨完成交易之後，秘魯公司將成為買方之全資附屬公司及本公司之間接非全資附屬公司。

就收購事項所需支付之總代價為100,000,000美元（可予調整），須以現金分期支付。買方擬同時利用內部資源及向外融資等方式籌措支付有關代價所需資金。

交易須待各方確認於作出盡職審查後仍擬繼續進行收購事項，以及達成若干先決條件（其中包括獲得股東及買方之股東批准）方可完成。此外，買方及Alexandra股東有權在若干情況下終止購股協議。

因此，敬希股東垂注，購股協議可能會或不會完成。股東在買賣本公司之證券時宜審慎行事。

根據上市規則第14章，收購事項構成本公司之主要交易，故必須獲股東批准方可作實。載有購股協議進一步資料（包括主要資產之獨立估值）及根據上市規則第14章就批准購股協議召開股東特別大會之通告之通函將儘早寄予股東。

股份及認股權證已應本公司要求由二零零六年六月十三日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。有關方面已向聯交所申請由二零零六年六月十五日上午九時三十分起恢復買賣股份及認股權證。

有條件購股協議

於二零零六年六月十二日，買方、Alexandra股東、秘魯公司及中漁訂立購股協議；據此，買方同意購入而Alexandra股東則同意出售銷售股份。誠如以下秘魯公司現有公司架構圖所示，Alexandra連同GLB及VLC現正持有Pesquera Victor及Pesquera Flor之全部已發行股本。誠如以下秘魯公司於緊隨完成交易後之公司架構圖所示，秘魯公司將成為買方之間接全資附屬公司及本公司之間接非全資附屬公司。

秘魯公司之現有公司架構



本公司及秘魯公司於緊隨完成交易後之公司架構



購股協議之主要條款載於下文。

調整代價

有關代價可根據以下機制作出調整：

(i) *營運資金調整*
簡言之，Alexandra股東須促使秘魯公司於清付日期之營運資金減至零美元。

倘於清付日期秘魯公司賬目所示營運資金之實際金額並非零美元，在營運資金高於零美元之情況下，買方須按一元對一元之基準向Alexandra股東付款，而在營運資金出現負數之情況下，則Alexandra股東須按一元對一元之基準向買方付款。

(ii) *財務負債調整*
Alexandra股東須促使秘魯公司預付或註銷所有於清付日期結欠之財務負債。倘於清付日期秘魯公司賬目所示財務負債之實際金額大於零美元，有關金額將按一元對一元之基準自剩餘代價中扣減。

(iii) *主要資產調整*
倘主要資產失蹤或全面損毀，而秘魯公司仍未獲保險公司發放賠償及保單已正式批予Alexandra股東，主要資產之任何減值將按一元對一元之基準自剩餘代價中扣減，惟扣減之金額上限不得超逾7,500,000美元。

(iv) *損失調整*
倘秘魯公司因下列兩種情況而直接引致任何實際損失或損害，Alexandra股東須在購股協議規定之各項限制約束下就該等實際損失或損害向買方作出補償。該兩種情況為：(i)於清付日期之前出現之任何或有事項；或(ii)因Alexandra疏忽或蓄意違反Alexandra股東在購股協議中作出之保證，或Alexandra股東違反購股協議之若干條款或契諾。

於清付日期或之前確定之任何損失或損害須按一元對一元之基準自剩餘代價中扣減。此外，5,000,000美元減因可於清付日期予以確定之損失調整而自剩餘代價中扣減之金額所得餘額將進一步自剩餘代價中扣減，並將存入一個為應付清付日期之後5年內向秘魯公司提出之法律訴訟（可能導致有關代價須作出損失調整）而設立之託管賬戶。

資金來源

買方擬同時利用內部資源及向外融資等方式籌措支付有關代價所需資金。

條件

交易須待各方確認於作出盡職審查後仍擬繼續進行收購事項，以及達成若干先決條件後方可完成，其中包括：

(i) 並無通過任何將會禁止完成交易之禁制令、指令或法令；

(ii) 獲股東批准；

(iii) Alexandra股東為銷售股份之唯一擁有人，且銷售股份亦不附帶任何產權負擔；

(iv) 買方遞交一份經公證人認證之協議取代Alexandra股東就完成賬目所載秘魯公司之長期財務負債而作出之個人擔保；

(v) 各方同意於訂立購股協議之後30日內訂立託管協議，否則購股協議即被視為終止論，除非各方以書面另行議定；及

(vi) 秘魯公司為主要資產之唯一擁有人或承租人，且主要資產概

基於上述原因，董事認為收購事項將是一項能發揮協同效益之投資，整體而言可為本集團提供短期及中期發展機遇及商業利益。此外，根據秘魯公司截至二零零五年十二月三十一日止兩個財政年度各年之未經審核財務報表所載，雖然秘魯公司截至二零零五年十二月三十一日止財政年度之純利減少，董事認為，有關代價及購股協議之條款仍屬公平合理，且整體上符合股東之利益。

上市規則之影響

根據上市規則第14章，收購事項構成本公司之主要交易，故必須獲股東批准方可作實。載有購股協議進一步資料（包括主要資產之獨立估值）及根據上市規則第14章就批准購股協議召開股東特別大會之通告之通函將儘早寄予股東。

本公司於訂立合約細則時並無發表任何公佈，因本公司認為訂立無法律約束力之合約細則並不構成足以影響股價之資料，故認為毋須根據上市規則第13.09條發表公佈。事實上，鑑於在訂立合約細則期間進行收購事項仍存在不明朗因素，故本公司認為當時就建議收購事項公佈任何資料均屬言之過早。

股份及認股權證已應本公司要求由二零零六年六月十三日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。有關方面已向聯交所申請由二零零六年六月十五日上午九時三十分起恢復買賣股份及認股權證。

釋義

「收購事項」	指	收購銷售股份
「Alexandra」	指	Alexandra S.A.C.，為一間根據秘魯共和國法律註冊成立之公司，為Pesquera Victor及Pesquera Flor之母公司
「Alexandra股東」	指	VLC、GLB及VLB
「清付日期」	指	買方通知Alexandra股東表示同意或不同意初步完成賬目之後5個營業日之內，但不得遲於二零零六年十一月三日
「營業日」	指	秘魯利瑪之銀行開放營業之日
「董事會」	指	董事會
「中漁」	指	中漁集團有限公司，為一間根據開曼群島法律註冊成立之公司，其股份在新加坡交易所上市，並為恩利控股及本公司之間接非全資附屬公司
「本公司」	指	太平洋恩利國際控股有限公司，為一間在百慕達註冊成立之受豁免有限公司，其股份及認股權證在聯交所主板上市
「完成交易」	指	根據購股協議完成收購事項
「完成賬目」	指	包括Alexandra股東於買方定出完成日期之後15個營業日內就秘魯公司編製之資產負債表、營運資金表及損益表之賬目（「初步完成賬目」），而在買方於20個營業日內並無提出異議後，初步完成賬目即成為最終之完成賬目

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日期
二零零六年六月十二日

立約方

1. Alexandra股東(作為賣方)
2. CFG Investment S.A.C.(作為買方)
3. 中漁(作為買方之擔保人),就保證買方根據購股協議履行責任而向Alexandra股東提供擔保

買方及中漁均為本公司之非全資附屬公司。

董事據此確認,就彼等在作出一切合理查詢後所知、所得資料顯示及所信,Alexandra股東及秘魯公司均為獨立第三者。

盡職審查
買方已委聘專業人員對秘魯公司進行盡職審查,而根據購股協議,盡職審查現正進行中,將於二零零六年七月九日之前完成。於進行盡職審查之過程中,買方可能發現秘魯公司存在(可能並未在秘魯公司最近期之賬目上反映)尚未履行之法律責任、違反合約責任或兩欠稅務責任而引致或有事項。

於買方完成盡職審查之後,倘無發現任何或有事項或所發現之或有事項涉及之金額相等於或少於7,500,000美元,買方將向Alexandra股東遞交繼續交易通知,確認收購事項將繼續進行。

倘所發現之或有事項涉及之金額超逾7,500,000美元,買方有權通知Alexandra股東表明其有意(i)終止購股協議或(ii)不理會該等金額逾7,500,000美元之或有事項並決定繼續進行收購事項。

Alexandra股東有權接納買方所發現之或有事項,亦可反對該等或有事項,並提供支持其反對意見之理據。倘各方存在無法消除之歧見,必須交由獨立核數師定奪。獨立核數師之決定將為最終決定及對各方均具約束力。

代價
就銷售股份所需支付之總代價為100,000,000美元,乃由購股協議立約各方按自願買賣基準磋商釐定,並已考慮(其中包括)下列各項因素:

i) Alexandra於Pesquera Victor及Pesquera Flor持有之直接控制權益;

ii) 秘魯公司擁有之主要資產及該等資產之現行市價;

iii) 秘魯共和國為全球主要魚粉製造國及供應國之一,且中國之農業、家禽飼養業及養殖業對魚粉之需求增加;及

iv) 秘魯公司之前景及其可能對本集團業務構成之協同效應。

本集團已委聘獨立估值師評估主要資產之價值,並擬將有關資料列入將寄予股東之通函內。

主要資產
買方透過收購事項將購入秘魯公司之主要資產包括13艘儲存量共3,839立方米之漁船及捕撈牌照、4間每小時可處理381噸魚類之魚粉加工廠及其經營牌照,以及向秘魯商標註冊局註冊之「Alexandra」商標。惟秘魯公司可能於購股協議訂立日期之後購入之任何船舶及股份等若干資產則不包括在內。不包括在內之資產主要為並未在秘魯公司賬目上反映之資產,包括並非位於魚粉加工廠之辦公室設備及後備零件存貨、秘魯公司與Alexandra股東進行交易所涉及之秘魯公司應收賬項,或已在秘魯公司賬目上作出充份撥備之呆賬。根據購股協議,Alexandra股東保證不包括在收購事項內之資產不會影響主要資產之正常運作。

支付代價
買方須按如下方式支付有關代價:

i) 買方在訂立合約細則之後於二零零六年四月十九日向Alexandra股東支付1,000,000美元(縱使購股協議基於任何原因予以終止,有關款項概不發還);

ii) 於買方與Alexandra股東在無發現任何或有事項或所發現或有事項涉及之金額為7,500,000美元之情況下同意繼續進行收購事項後支付2,000,000美元;

iii) 於發出上文第(ii)段所述確認聲明之後三(3)個月內或(倘Alexandra股東對買方所發現或有事項涉及之金額提出異議,而各方將爭議交由獨立核數師裁決)獨立核數師作出裁決之後3個營業日內支付3,000,000美元;

iv) 於買方通知Alexandra股東表示已獲本公司之股東批准當日支付7,000,000美元;倘在二零零六年十一月二日仍未獲有關批准,Alexandra股東有權終止購股協議,然而,買方仍可於二零零六年十一月二日之前向Alexandra股東支付7,000,000美元,而在此情況下,Alexandra股東將無權終止購股協議;及

v) 有關代價之餘款(「剩餘代價」)將於清付日期支付。清付日期可順延至二零零七年三月三十一日,而買方將由二零零六年十一月至二零零七年三月止之期間內按月向中漁之股東支付利息1,000,000美元。上述按月支付之利息為有關代價以外之附加費,不得視為有關代價之部份款項。

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終止事項
倘發生下列事項,買方或Alexandra股東均有權發出通知終止購股協議:

(i) 或有事項涉及之金額超逾7,500,000美元;或

(ii) 不獲股東批准。

倘發生下列事項,買方有權發出通知終止購股協議:

(i) 按上文所述就主要資產而對有關代價作出之調整超逾7,500,000美元;或

(ii) 發生下列事件,且於事件發生後十五(15)個營業日內仍無作出任何補救行動:

   (a) 倘Alexandra股東不再擁有銷售股份或無法維持銷售股份免受產權負擔約束;或

   (b) 倘秘魯公司不再擁有主要資產或無法維持主要資產免受產權負擔約束,惟為融資目的而出售資產則不在此限;或

   (c) 倘任何一間秘魯公司展開破產程序;或

   (d) 倘Alexandra股東或秘魯公司面對任何法律訴訟,而此等訴訟將會對主要資產之擁有權構成不利影響或導致喪失主要資產之擁有權,惟有關法律訴訟引致之損失須超逾7,500,000美元。

倘發生下列事項,Alexandra股東有權發出通知終止購股協議:

   (e) 買方並未依期支付有關代價之任何部份或無法於二零零七年三月三十一日之前支付有關代價之餘款;或

   (f) 上文所述可引起爭議之營運資金調整及/或財務負債調整之總金額超逾2,000,000美元(除非獲Alexandra股東豁免)。

完成交易
交易將於清付日期完成,屆時Alexandra股東會將銷售股份轉讓予買方。

由於購股協議尚待進行盡職審查及受多項先決條件約束,且買方及Alexandra股東亦可在若干情況下終止購股協議,故敬希股東垂注,購股協議可能會或不會完成。股東在買賣本公司之證券時宜審慎行事。

有關秘魯公司之資料
秘魯公司之業務為對水產資源及相關產品(如魚粉及魚油)進行開採、生產、轉製、作工業用途及作商業用途,所擁有之主要資產包括13艘儲存量共3,839立方米之漁船及捕撈牌照,4間每小時可處理381噸魚類之魚粉加工廠及其經營牌照,以及向秘魯商標註冊局註冊之「Alexandra」商標。

以下所載為秘魯公司於截至二零零五年十二月三十一日止兩個財政年度每年之未經審核合併資產、負債、資產淨值、主要資產之淨值,以及除稅及非經常性項目前後之純利:

	截至二零零四年十二月三十一日止年度(未經審核)		截至二零零五年十二月三十一日止年度(未經審核)	
	(千秘魯索元)	(千港元)	(千秘魯索元)	(千港元)
總資產	249,291	596,454	225,262	538,963
非流動資產	162,991	389,974	154,361	369,324
流動資產	86,300	206,480	70,901	169,639
總負債	182,758	437,266	159,785	382,302
非流動負債	92,585	221,519	87,746	209,940
流動負債	90,173	215,747	72,039	172,362
淨資產	**66,533**	**159,188**	**65,477**	**156,661**
主要資產之資產淨值	158,662	379,618	151,186	361,733
除稅及非經常性項目前純利	17,933	42,908	9,068	21,700
除稅及非經常性項目後純利	15,350	36,730	6,622	15,842

附註: 就上表而言,1秘魯索元 = 2.3926港元

有關本集團之資料
本集團主要從事環球採購、岸上加工及國際分銷冷凍海產食品,以及提供船務代理服務。

進行收購事項之理由
董事認為收購事項將可配合本集團之現有業務及發展計劃,並帶來如下利益:

(a) 令本集團得以在秘魯(全球最大魚粉生產國)建立重要位置;

(b) 令本集團得以控制捕撈船舶,藉以擴大本身在秘魯專屬經濟區(全球漁獲量最高地區之一)之捕撈範圍;

(c) 容許本集團擴大現有產品組合,將以秘魯特產鯷魚為原料之魚粉及魚類產品收納其中;及

(d) 容許本集團把握中華人民共和國之增長勢頭,當地之魚粉消耗量為全球之冠,主要用於不斷擴展之水產養殖業。

「完成日期」	指	由買方與Alexandra股東議訂之日期
[illegible]	[illegible]	[illegible]
「有關代價」	指	買方須向Alexandra股東支付之代價
「董事」	指	本公司之董事
「GLB」	指	Ginette Lumbroso Batievsky,為一名個別人士
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立第三者」	指	並非本公司關連人士(定義見上市規則)且與本公司及其關連人士概無關連之獨立第三者
「上市規則」	指	聯交所證券上市規則
「主要資產」	指	本公佈中「主要資產」一節所述之資產
「主要資產調整」	指	就主要資產估值作出之調整
「恩利控股」	指	太平洋恩利(控股)有限公司,為一間在百慕達註冊成立之有限公司,其股份在新加坡交易所上市,並為本公司之附屬公司,於本公佈日期本公司擁有其已發行股本約65.1%
「秘魯公司」	指	Alexandra、Pesquera Victor及Pesquera Flor
「Pesquera Flor」	指	Pesquera Flor de Ilo S.R.L.,為一間在秘魯共和國註冊成立之公司
「Pesquera Victor」	指	Pesquera Victor S.A.C.,為一間在秘魯共和國註冊成立之公司
「買方」	指	CFG Investment S.A.C.,為一間在秘魯共和國註冊成立之公司,並為中漁之全資附屬公司
「銷售股份」	指	Alexandra每股面值1秘魯索元之股份51,936,395股(佔Alexandra之全部股本)、Pesquera Victor每股面值1秘魯索元之股份1,000股(佔Pesquera Victor之股本0.0029%)及Pesquera Flor每股面值1秘魯索元之股份50股(佔Pesquera Flor之股本0.02%)
「新加坡交易所」	指	新加坡證券交易所有限公司
「股份」	指	本公司股本中每股面值0.10港元之普通股
「購股協議」	指	買方、秘魯公司、Alexandra股東及中漁於二零零六年六月十二日就收購事項訂立之購股協議
「股東」	指	本公司之股東
「秘魯元」	指	秘魯共和國之法定貨幣
「股東特別大會」	指	本公司就考慮並酌情批准購股協議及所述交易而召開之股東特別大會(包括任何續會)
「聯交所」	指	香港聯合交易所有限公司
「合約細則」	指	Alexandra股東、CFG Peru Investments Pte Ltd及中漁於二零零六年四月十二日訂立之無約束力合約細則;據此,Alexandra股東同意根據有關條款及條件就買賣銷售股份與CFG Peru Investments Pte Ltd進行磋商
「美元」	指	美國之法定貨幣
「VLB」	指	Valerie Lumbroso Batievsky,為一名個別人士
「VLC」	指	Victor Lumbroso Cohen,為一名個別人士
「認股權證」	指	本公司發行之認股權證,在聯交所上市及於二零零五年二月一日開始買賣
「%」	指	百分比

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港,二零零六年六月十四日

[illegible]

* 僅供識別

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PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE YEAR ENDED 31 MARCH 2006 OF

PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the year ended 31 March 2006.

tis announcement is a summary of the announcement made by PAH pursuant to the Listing anual of the Singapore Exchange Securities Trading Limited on 23 May 2006, hereinbelow is the naudited consolidated results of PAH and the PAH Group for the year ended 31 March 2006, is ade pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of curities on The Stock Exchange of Hong Kong Limited.

ie financial statements and consolidated financial statements of PAH and the PAH Group are operly drawn up in accordance with the provision of the Singapore Financial Reporting Standards d are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading mited on 23 May 2006.

a) Unaudited Consolidated Income Statement for the year ended 31 March 2006

	PAH Group Year ended		Increase/ (decrease)
	31.03.2006 *HK$'000*	31.03.2005 *HK$'000*	%
Revenue	3,554,746	2,892,035	22.9
Cost of sales	(2,979,557)	(2,575,157)	15.7
Gross profit	575,189	316,878	81.5
Other operating income	4,653	3,513	32.5
Selling and distribution expenses	(42,401)	(32,121)	32.0
Administrative expenses	(78,970)	(54,260)	45.5
Other operating expenses	(11,503)	(5,086)	126.2
Exceptional item *(Note c)*	81,261	–	NM
Finance costs	(102,793)	(49,277)	108.6
	425,436	179,647	136.8
Share of results of associates	(310)	293	(205.8)
Profit before taxation	425,126	179,940	136.3
Taxation *(Note d)*	(4,711)	(3,073)	53.3
Profit for the year	420,415	176,867	137.7
Attributable to:			
Shareholders of PAH	257,375	154,684	66.4
Minority interests *(Note b)*	163,040	22,183	635.0
	420,415	176,867	137.7

	PAH Group Year ended		Increase/ (decrease)
	31.03.2006 *HK$'000*	31.03.2005 *HK$'000*	%
Other operating income including interest income	4,653	3,513	32.5
Interest on borrowings	(102,793)	(49,277)	108.6
Depreciation	(15,210)	(6,191)	145.7
Amortisation of deferred charter hire	(54,417)	(16,566)	228.5
Foreign exchange (loss) gain	(1,648)	611	(369.7)
Adjustment for over provision of tax in respect of prior years	619	543	14.0
Impairment loss on property, plant and equipment	(6,162)	–	NM
Loss on disposal of property, plant and equipment	–	(1,973)	(100.0)
Allowance for inventories	(5,329)	(2,087)	155.3
Compensation on early termination of lease agreement	–	(3,113)	(100.0)
Exceptional item – Gain on dilution of interest in subsidiary *(Note c)*	81,261	–	NM

2. Earnings per ordinary share

		PAH Group Year ended	
		31.03.2006	*31.03.2005*
(i)	Based on weighted average number of ordinary shares in issue; and	HK39.24 cents	HK27.61 cents
(ii)	On a fully diluted basis	HK39.01 cents	HK25.45 cents

3.

	PAH Group		PAH	
	31.03.2006	31.03.2005	31.03.2006	31.03.2005
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$1.04	HK$1.68	HK$1.36	HK$1.36

4. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. It must include a discussion of the following:–**

   (a) **any significant factors that affected the turnover, costs and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

   (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on.**

As announced in 2QFY2006 and explained in Note (a) in Section 1(a) of this announcement, with effect from 1 July 2005, the PAH Group accounted for 100% of consolidated revenue, expenses, assets and liabilities of its subsidiary China Fishery with a one line deduction in the profit and loss statement and balance sheet for China Fishery's minority interests. This contrasts with the proportionate consolidation of 36.93% equity interest on a line by line basis in FY2005. This resulted in increases of various line items in FY2006 relative to FY2005.

For FY2006, the PAH Group achieved a 22.9% growth in revenue to HK$3.6 billion compared to HK$2.9 billion achieved in FY2005.

Aside from the increase resulting from the change in brought by restructuring as explained in Section 1(a) of this announcement, robust worldwide demand for quality frozen fish, particularly in the People's Republic of China ("PRC"), and higher contributions from upstream subsidiary China Fishery, a global fishing specialist, also contributed to the increase in revenue.

Gross profit margin for FY2006 improved to 16.2% from 11.0%. The significant growth in margins as well as profit after taxation in FY2006 and earnings per share are attributed to the required change in consolidation basis for China Fishery, from 51.9% to 100.0% basis and better pricing on higher demand in the PRC.

Due to the PAH Group's successful listing of China Fishery in 4QFY2006, the PAH Group has recognized an exceptional gain of HK$81.3 million, which was computed based on China Fishery's IPO price of S$1.25 apiece.

Accordingly, the PAH Group recorded profit after taxation for FY2006 of HK$420.4 million, an increase of 137.7% compared to FY2005 profit after tax of HK$176.9 million. Profit attributable to shareholders duly rose 66.4% to HK$257.4 million in FY2006 from HK$154.7 million.

Excluding the one-time exceptional gain from China Fishery's listing, profit after taxation in FY2006 would be HK$339.2 million representing a 91.8% growth compared to FY2005; while profit attributable to shareholders would stand at HK$176.1 million or 13.9% increase compared to FY2005.

Basic earnings per share for FY2006 rose to HK39.24 cents based on the weighted average number of shares in issue of 655,922,533 shares (FY2005: HK27.61 cents based on 560,293,850 shares).

On a segmental basis, the PAH Group's core frozen fish trading business accounted for 80.5% or HK$2.9 billion of the PAH Group's total revenue for FY2006. Fishing operations undertaken by China Fishery soared 223.2% to HK$620.2 million or 17.4% of PAH Group revenue in FY2006 compared to HK$191.9 million in FY2005.

Shipping agency and services income remained at similar levels, accounting for 1.71% or HK$60.9 million. Revenue from vegetable products continue to decrease to HK$13.5 million or 0.38% of total revenue, in line with the PAH Group's increased focus on seafood trading.

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Notes:

a. Prior to 1 July 2005, the PAH Group equity accounted for its 36.93% beneficial interest in China Fisheries International Limited ("CFIL") by including its proportionate share of individual line items of revenue, expenses, assets and liabilities in the PAH Group's accounts. CFIL was a jointly-controlled entity operating under a shareholders' agreement. With a restructuring of the CFIL group on 1 July 2005, prior to the initial public offering of shares of its holding company, China Fishery Group Limited ("China Fishery"), the shareholders' agreement was terminated. Consequently, the PAH Group has effective control over a combined 51.9% of the shares of China Fishery held through the 49.9% and 2% interests in China Fishery shares held respectively by Zhonggang Fisheries Limited ("Zhonggang") and Golden Target Pacific Limited ("Golden Target"). The PAH Group owns 70% and 100% of the equity of Zhonggang and Golden Target respectively. From 1 July 2005, China Fishery is a subsidiary and all its revenue, expenses, assets and liabilities are fully consolidated in the PAH Group's accounts. The 63.07% share of the net operating results and net assets of China Fishery held by other shareholders are deducted as minority interests. The change in basis of inclusion of revenue, expenses, assets and liabilities as explained above has contributed to increases in various line items in the profit and loss statement and balance sheet for FY2006 relative to FY2005.

b. Minority interests represented (i) the share of profits and net assets by the minority shareholders of China Fishery and (ii) the share of profit by the minority shareholder of Zhonggang.

c. On the Initial Public Offering ("IPO") of China Fishery and the issue of new shares to the public, the PAH Group's beneficial interest in the shares of China Fishery was diluted from 36.93% to 31.12% resulting in an exceptional gain of HK$81.3 million.

d. A substantial portion of the PAH Group's profit neither arises in, nor is derived from any tax jurisdiction and consequently is not subject to tax.

1(b) Unaudited Consolidated Balance Sheet

	PAH Group		PAH	
	31.03.2006	31.03.2005	31.03.2006	31.03.2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	114,485	47,722	-	-
Investment properties	22,900	20,700	-	-
Goodwill *(Note e)*	105,293	105,293	-	-
Deferred charter hire *(Note f)*	604,890	175,692	-	-
Interests in subsidiaries	-	-	903,724	834,306
Interests in associates	60	370	-	-
Other assets	2,728	2,728	-	-
	850,356	352,505	903,724	834,306
CURRENT ASSETS				
Inventories	836,313	529,716	-	-
Trade receivables	1,376,174	622,905	-	-
Trade receivables with insurance coverage	1,186	144,780	-	-
Other receivables and prepayments	315,672	413,324	-	-
Current portion of deferred charter hire	107,640	22,670	-	-
Amount due from a jointly-controlled entity	-	41,816	-	-
Advances to suppliers	-	15,628	-	-
Bills receivable	107,210	188,970	-	-
Tax recoverable	549	-	-	-
Pledged deposits	70	858	-	-
Bank balances and cash	176,681	117,499	13	7,482
	2,921,495	2,098,166	13	7,482
CURRENT LIABILITIES				
Trade payables	46,123	296,558	-	-
Other payables	56,609	114,452	-	-
Tax liabilities	6,675	2,817	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	2,682	4,250	-	-
Bank advances drawn on bills and discounted trade receivables with insurance coverage	117,856	74,496	-	-
Interest-bearing bank borrowings	1,558,135	891,356	-	-
	1,788,080	1,383,929	-	-
NET CURRENT ASSETS	1,133,415	714,237	13	7,482
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	137,609	4,519	-	-
Deferred taxation	570	240	-	-
	138,179	4,759	-	-
NET ASSETS	1,845,592	1,061,983	903,737	841,788
CAPITAL AND RESERVES				
Share capital	576,595	537,209	576,595	537,209
Reserves	709,774	502,568	327,142	304,579
Shareholders' equity	1,286,369	1,039,777	903,737	841,788
Minority interests	559,223	22,206	-	-
TOTAL EQUITY	1,845,592	1,061,983	903,737	841,788

Notes:

e. Goodwill arose from the acquisition of interest in CFIL by the PAH Group in prior years and represent the excess of consideration paid over the fair value of net assets of CFIL at the respective dates of acquisition of interests in equity of CFIL.

f. Deferred charter hire represents the prepayment made by CFIL for long term chartering of fishing vessels.

* *For identification purpose only*

Geographically, the PRC remained the PAH Group's traditionally largest market accounting for HK$3.0 billion or 83.5% of PAH Group revenue. All other markets also saw a rise in revenue contributions with the exception of Japan as sales to this market is limited to highly seasonal seafood items. The PAH Group's successful foray into Korea was reflected in the surge of sales to HK$208.4 million or 5.9% of total revenue in FY2006, compared to HK$79.2 million in FY2005.

Selling and distribution expenses rose 32.0% to HK$42.4 million while administrative expenses increased 45.5% to HK$79.0 million. Finance costs increased 108.6% to HK$102.8 million from HK$49.3 million in line with higher borrowings and current higher interest rate environment.

Contribution from the vegetable business, including farming and processing of vegetable products, was insignificant due to difficulties in obtaining suitable farmland in the PRC. Consequently, the PAH Group ceased the cultivation and processing of vegetables and concentrated on sourcing and distribution of vegetable products. With the cessation of the cultivation and processing of vegetables, related assets and inventories were written down by HK$6.2 million and HK$5.3 million respectively with the impairment losses charged as other operating expenses in the profit and loss statement.

The late start of the fishing activities in the North Pacific Ocean in 4QFY2006 resulted in late delivery of products to the PAH Group from the fishing companies. As a result, trade receivables and inventory as at 31 March 2006 increased by 79.4% to HK$1.4 billion and 57.9% to HK$836.3 million respectively. The PAH Group expects that most of trade receivables and inventory at 31 March 2006 will be realized during 1QFY2007.

Trade payables decreased 84.5% to HK$46.1 million in line with the PAH Group's policy of converting these into trust receipts, leading to higher short term bank borrowings. Other payables decreased 50.5% to HK$56.6 million. This also contributed to the increase in long-term bank borrowings to HK$137.6 million from HK$4.5 million. Accordingly, net gearing is now 82.3% compared to 73.2% last year.

As at 31 March 2006, net asset value per share was HK$1.94 compared to HK$1.68 as at 31 March 2005.

5. A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months

The strong demand for frozen fish is expected to prevail through the new financial year FY2007. The PAH Group believes that this demand will continue to be underpinned by greater awareness of fish being a healthier option than animal protein thus driving the steady growth in overall fish consumption levels.

This is particularly the trend in the PAH Group's largest market, the PRC, due to rising affluence in key provinces in line with rapid economic growth, coupled with continuing anxiety over news affecting the population's traditional sources of animal protein.

The smooth integration of the PAH Group's trading and distribution operations with China Fishery's upstream operations had a positive impact on PAH Group performance. Following its IPO, China Fishery has been executing its expansion plans, notably to expand fishing grounds and strengthen fishing capabilities. This will in turn enhance the PAH Group's consolidated earnings and shareholder returns going forward.

Specifically, China Fishery's second Vessel Operating Agreement ("VOA") has enabled it to double its super-trawler fleet to 14, all in possession of the requisite licences and quotas to fish in Russian economic waters in the Pacific Ocean. The initial contribution from this VOA has already kicked in to the PAH Group's 4QFY2006 results and the PAH Group expects this VOA to continue generating similar revenue and earnings-accretive impacts through FY2007.

In view of the above, the directors are confident that, the PAH Group will achieve better performance in FY2007 compared to FY2006, barring any unforeseen circumstances in our external environment.

In addition, China Fishery has announced its plans to expand business operations into Peru, South America in the near future. Thus, the PAH Group believes that it is well-positioned to leverage on China Fishery's penetration into this new market and provide value-add to China Fishery's new ventures.

6. Dividend

(a) *Current Financial Period Reported On*

Any dividend declared for the current financial period reported on? Yes

Name of dividend	First and Final
Dividend Type	Cash
Dividend rate	1.82 Singapore cents per ordinary share (tax not applicable)
Par value of shares	S$0.20
Tax rate	Tax not applicable

(b) *Corresponding Period of the Immediately Preceding Financial Year*

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	First and Final
Dividend Type	Cash
Dividend rate	1.63 Singapore cents per ordinary share (tax not applicable)
Par value of shares	S$0.20
Tax rate	Tax not applicable

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 23 May 2006

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PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

太平洋恩利（控股）有限公司
截至二零零六年三月三十一日止年度之未經審核業績公布

> 太平洋恩利國際控股有限公司（「本公司」）之董事會（「董事會」）欣然公布本公司擁有65%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」）（其股份於新加坡證券交易所有限公司上市）及其附屬公司（「恩利控股集團」）截至二零零六年三月三十一日止年度之未經審核綜合業績。

本公布為恩利控股於二零零六年五月二十三日遵照新加坡證券交易所有限公司之證券上市手冊編製公布之概要，以下為根據香港聯合交易所有限公司證券上市規則第13.09條之披露責任而刊發之恩利控股及恩利控股集團截至二零零六年三月三十一日止年度之未經審核綜合業績。

恩利控股及恩利控股集團之財務報表及綜合財務報表乃根據新加坡財務報告準則之規定妥當編製，並於二零零六年五月二十三日在新加坡證券交易所有限公司之網站(www.sgx.com)刊發。

1(a) 截至二零零六年三月三十一日止年度之未經審核綜合收益表

	恩利控股集團 截至下列日期止年度 二零零六年 三月三十一日 千港元	二零零五年 三月三十一日 千港元	增加／（減少） 百份比
營業額	3,554,746	2,892,035	22.9
銷售成本	(2,979,557)	(2,575,157)	15.7
毛利	575,189	316,878	81.5
其他經營收入	4,653	3,513	32.5
銷售及分銷支出	(42,401)	(32,121)	32.0
行政支出	(78,970)	(54,260)	45.5
其他經營支出	(11,503)	(5,086)	126.2
特殊項目（附註c）	81,261	—	不具意義
財務支出	(102,793)	(49,277)	108.6
	425,436	179,647	136.8
所佔聯營公司業績	(310)	293	(205.8)
除稅前溢利	425,126	179,940	136.3
稅項（附註d）	(4,711)	(3,073)	53.3
年內溢利	420,415	176,867	137.7
應佔部分：			
恩利控股股東	257,375	154,684	66.4
少數股東權益（附註b）	163,040	22,183	635.0
	420,415	176,867	137.7

	恩利控股集團 截至下列日期止年度 二零零六年 三月三十一日 千港元	二零零五年 三月三十一日 千港元	增加／（減少） 百份比
包括利息收入之其他經營收入	4,653	3,513	32.5
借貸利息	(102,793)	(49,277)	108.6
折舊	(15,210)	(6,191)	145.7
遞延船舶租賃攤銷	(54,417)	(16,566)	228.5
外匯兌換（虧損）收益	(1,648)	611	(369.7)
就過往年度稅項超額撥備之調整	619	543	14.0
物業、機器及設備之減值虧損	(6,162)	—	不具意義
出售物業、機器及設備之虧損	-	(1,973)	(100.0)
存貨撥備	(5,329)	(2,087)	155.3
提前終止租賃協議之賠償	—	(3,113)	(100.0)
特殊項目一於附屬公司權益攤薄之收益（附註c）	81,261	-	不具意義

附註：

2. 每股普通股盈利

	恩利控股集團 截至下列日期止年度 二零零六年 三月三十一日	二零零五年 三月三十一日
(i) 按已發行普通股之加權平均數為基準；及	39.24港仙	27.61港仙
(ii) 按全面攤薄為基準	39.01港仙	25.05港仙

3.

	恩利控股集團 二零零六年 三月三十一日	二零零五年 三月三十一日	恩利控股 二零零六年 三月三十一日	二零零五年 三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股資產淨值	1.94港元	1.68港元	1.36港元	1.36港元

4. 恩利控股集團之業務表現回顧，使能對恩利控股集團業務有合理了解。回顧必需探討以下內容：

(a) 任何影響恩利控股集團於本記錄財政期間之營業額、成本及盈利之重要因素，包括（如適用）季節性或週期因素；及

(b) 任何影響恩利控股集團於本記錄財政期間之現金流量、營運資金、資產或負債之重要因素。

誠如二零零六財政年度第二季度所公布及本公布第1(a)節附註(a)所闡釋，自二零零五年七月一日起，恩利控股集團按其附屬公司中漁全部綜合營業額、支出、資產及負債列賬，並於損益表及資產負債表就中漁少數股東權益作出一項扣減，而二零零五財政年度則以項目為基準按比例綜合36.93%股本權益，因而導致二零零六財政年度多個項目對比二零零五財政年度有所增加。

於二零零六財政年度，恩利控股集團之營業額增加22.9%至3,600,000,000港元，二零零五財政年度則為2,900,000,000港元。

除本公布第1(a)節所闡釋基於重組帶來轉變產生之增幅外，全球各地對優質冷凍魚類需求殷切，尤以中華人民共和國（「中國」）為甚，以及上游業務附屬公司中漁作為全球捕撈業翹楚作出較多貢獻，均導致營業額增加。

二零零六財政年度毛利率由11.0%改善至16.2%。二零零六財政年度毛利率、除稅後溢利及每股盈利顯著增加，乃由於中漁綜合基準規定由51.0%改為100.0%，以及中國需求較高導致訂價更為理想所致。

鑑於恩利控股集團於二零零六財政年度第四季度將中漁成功上市，恩利控股集團按中漁首次公開發售價每股1.25新加坡元確認所得為數81,300,000港元之特殊收益。

因此，恩利控股集團於二零零六財政年度錄得除稅後溢利420,400,000港元，較二零零五財政年度除稅後溢利176,900,000港元增加137.7%。股東應佔溢利於二零零六財政年度由154,700,000港元增加66.4%至257,400,000港元。

撇除中漁上市一次過所得特殊收益，二零零六財政年度之除稅後溢利將為339,200,000港元，較二零零五財政年度增加91.8%；而股東應佔溢利將為176,100,000港元，較二零零五財政年度增加13.9%。

按照加權平均已發行股數655,922,533股計算，二零零六財政年度每股基本盈利增至39.24港仙（二零零五財政年度：按560,293,850股計算為27.61港仙）。

按業務分類而言，恩利控股集團於二零零六財政年度之核心冷凍魚類貿易業務佔恩利控股集團總營業額80.5%或2,900,000,000港元。中漁於二零零六財政年度進行之捕撈業務攀升223.2%至620,200,000港元，或佔恩利控股集團營業額17.1%，而二零零五財政年度則為191,900,000港元。

船務與代理服務收入維持相若水平，佔1.71%或60,900,000港元。源自蔬菜產品之營業額持續減至13,500,000港元或佔總營業額0.38%，此乃恩利控股集團集中拓展海產業務所致。

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SEC MAIL PROCESSING RECEIVED JUN 26 2006

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2006 OF CHINA FISHERY GROUP LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of China Fishery Group Limited ("China Fishery"), the Company's 20% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "China Fishery Group") for the first quarter ended March 31, 2006.

This announcement is a reproduction of the announcement made by China Fishery pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on May 11, 2006. Hereinbelow is the unaudited consolidated results of China Fishery and the China Fishery Group for the first quarter ended March 31, 2006, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements and consolidated financial statements of China Fishery and the China Fishery Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on May 11, 2006.

1(a) **An income statement (for the China Fishery Group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

The reporting currency of the China Fishery Group is in US dollars.

China Fishery Group Income Statement for the First Quarter ended March 31, 2006

	China Fishery Group		
	3 months ended		Increase/ (decrease)
	31.03.2006	31.03.2005	
	US$'000	*US$'000*	%
Revenue	48,506	31,182	55.6
Charter hire expenses	(10,033)	(5,655)	77.4
Vessel operating costs	(15,024)	(8,661)	73.5
Gross profit	23,449	16,866	39.0
Other operating income	17	-	NM
Selling expenses	(445)	(658)	(32.4)
Administrative expenses	(1,291)	(282)	357.8
Finance costs	(760)	-	NM
Profit before income tax	20,970	15,926	31.7
Income tax	-	-	NM
Net profit for the period	20,970	15,926	31.7

	China Fishery Group		
	3 months ended		Increase
	31.03.2006	31.03.2005	
	US$'000	*US$'000*	%
Other operating income including interest income	17	-	NM
Interest on borrowings	(760)	-	NM
Amortisation of deferred charter hire	(3,450)	(1,400)	146.4
Depreciation expenses	(35)	(2)	1,650.0
Foreign exchange loss	(100)	(2)	4,900.0

1(b)(i) **A balance sheet (for China Fishery and China Fishery Group), together with a comparative statement as at the end of the immediately preceding financial year.**

	China Fishery Group		China Fishery	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
	US$'000	*US$'000*	*US$'000*	*US$'000*
ASSETS				
Current assets:				
Cash and cash equivalents	12,798	11,829	21	-
Trade receivables	20,263	2,143	-	-
Other receivables and prepayments	20,991	20,505	6	7,095
Deferred expenses	5,718	2,730	-	1,045
Current portion of deferred charter hire	13,800	5,600	-	-
Total current assets	73,570	42,807	27	8,140
Non-current assets:				
Deferred charter hire	77,550	39,200	-	-
Property, plant and equipment	1,913	524	-	-
Subsidiaries	-	-	80,115	30,504
Total non-current assets	79,463	39,724	80,115	30,504
Total assets	153,033	82,531	80,142	38,644
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	5,822	1,448	-	-
Other payables and accrued expenses	5,012	845	648	35
Current portion of bank loan	22,858	17,142	-	-
Total current liabilities	33,692	19,435	648	35
Non-current liability:				
Bank loan	17,142	22,858	-	-
Capital and reserve:				
Share capital	36,204	30,504	36,204	30,504
Reserves	65,995	9,734	43,290	8,105

1(d)(ii) **Details of any changes in the China Fishery's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

On January 24, 2006, China Fishery issued 57,000,000 ordinary shares of US$0.10 each at S$1.25 (US$0.77) per ordinary share for cash as part of its listing exercise.

On January 25, 2006, China Fishery's shares were listed on the exchange of the Singapore Exchange Securities Trading Limited.

China Fishery did not make any purchases of its shares during the 1QFY2006.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have not been audited or reviewed by China Fishery's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended December 31, 2005 except that the China Fishery Group has adopted all the applicable new/revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") that are relevant to its operations and effective for financial year beginning on or after January 1, 2006 and the use of merger accounting for the restructuring exercise.

The adoption of these new/revised FRSs and INT FRSs has no material financial impact on the China Fishery Group and China Fishery.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

None

6. **Earnings per ordinary share of the China Fishery Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	China Fishery Group	
	3 months ended 31.03.2006	3 months ended 31.03.2005
Earnings per ordinary share		
(a) Based on weighted average number of ordinary shares on issue; and	US5.79 cents	US4.40 cents
(b) On a fully diluted basis	N/A	N/A
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	US$20,970,000	US$15,926,000
Number of ordinary shares used in calculation of basic earnings per share	362,040,000	362,040,000

For comparative purpose, the earnings per share is calculated using the China Fishery Group's net profit for the period of US$20,970,000 (equivalent to approximately HK$163,566,000) (2005: US$15,926,000 (equivalent to approximately HK$124,223,000)) divided by the post-invitation number of share capital as at January 25, 2006 of 362,040,000. Diluted earnings per share is not applicable as there is no option on the China Fishery's shares.

7. **Net asset value (for China Fishery and the China Fishery Group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding financial year**

	China Fishery Group		China Fishery	
	31.03.2006	31.12.2005	31.03.2006	31.12.2005
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	US$0.28	US$0.11	US$0.22	US$0.11

For comparative purpose, the net asset value per ordinary share is calculated using the China Fishery Group's net asset value for the period as at the end of the period US$102,199,000 (equivalent to approximately HK$797,152,000) (31.12.2005: US$40,238,000 (equivalent to approximately HK$313,856,000)) and the China Fishery's net asset value at the end of the period of US$79,494,000 (equivalent to approximately HK$620,053,000) (31.12.2005: US$38,609,000 (equivalent to approximately HK$301,150,000)) divided by post-invitation number of share capital as at January 25, 2006 of 362,040,000.

8. **A review of the performance of the China Fishery Group, to the extent necessary for a reasonable understanding of the China Fishery Group's business. It must include a discussion of the following:**

(a) **any significant factors that affected the turnover, costs, and earnings of the China Fishery Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

(b) **any material factors that affected the cash flow, working capital, assets or liabilities of the China Fishery Group during the current financial period reported on.**

For the first three months ("1QFY2006") of the financial year ending December 31, 2006, the

Amount repayable in one year or less, or on demand

	As at 31.03.2006		As at 31.12.2005	
	Secured	Unsecured	Secured	Unsecured
	US$'000	*US$'000*	*US$'000*	*US$'000*
	-	22,858	-	17,142

Amount repayable after one year

	As at 31.03.2006		As at 31.12.2005	
	Secured	Unsecured	Secured	Unsecured
	US$'000	*US$'000*	*US$'000*	*US$'000*
	-	17,142	-	22,858

Details of any collateral

No collateral has been pledged by the China Fishery Group to secure the bank loan to a subsidiary. The bank loan is presently guaranteed by Pacific Andes (Holdings) Limited and Mr Sung Yu Ching, both of whom have substantial beneficial interest in the shares of China Fishery.

c) **A cash flow statement (for the China Fishery Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	China Fishery Group 3 months ended	
	31.03.2006	31.03.2005
	US$'000	*US$'000*
Operating activities:		
Profit before income tax	20,970	15,926
Adjustments for:		
Amortisation of deferred charter hire	3,450	1,400
Depreciation	35	2
Interest expense	760	-
Interest income	(1)	-
Operating cash flow before movements in working capital	25,214	17,328
Trade receivables	(18,120)	(12,411)
Other receivables and prepayments	283	(51)
Deferred expenses	2,067	894
Vessel operating deposits	-	1,450
Trade payables	(1,532)	(16,628)
Other payables and accrued expenses	4,081	2,187
Cash generated from (used in) operations	11,993	(7,231)
Interest paid	(760)	-
Net cash from (used in) operating activities	11,233	(7,231)
Investing activities		
Purchase of property, plant and equipment	(1,366)	(6)
Prepayment of charter hire	(50,000)	-
Interest received	1	-
Net cash inflow arising on acquisition of subsidiaries *(Note A)*	168	-
Net cash used in investing activities	(51,197)	(6)
Financing activity:		
Proceeds from initial public offering	40,933	-
Net increase (decrease) in cash and cash equivalents	969	(7,237)
Cash and cash equivalents at beginning of period	11,829	12,083
Cash and cash equivalents at end of period	12,798	4,846

Note A

The fair values of assets and liabilities of subsidiaries acquired in 2006 were as follows:

	US$'000
Cash and cash equivalents	168
Other receivables and prepayments	769
Deferred expenses	5,055
Trade payables	(5,906)
Other payables and accrued expenses	(86)
	-
Total consideration	*
Less: Cash and cash equivalents of subsidiaries	168
Net cash inflow arising on acquisition of subsidiaries	168

* *Consideration = US$6*

d)(i) **A statement (for China Fishery and China Fishery Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and *distributions to shareholders, together with a comparative statement for the corresponding* period of the immediately preceding financial year.**

	Share capital	Share premium	Revaluation reserve	Merger reserve	Retained earnings	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
China Fishery Group						
Balance at January 1, 2005	30,504	-	-	(30,503)	20,464	20,465
Net profit for the period	-	-	-	-	15,926	15,926
Balance at March 31, 2005	30,504	-	-	(30,503)	36,390	36,391
Balance at January 1, 2006	30,504	-	-	(30,503)	40,237	40,238
Shares issued at initial public offering	5,700	35,233	-	-	-	40,933
Revaluation increase on revaluation of land and building	-	-	58	-	-	58
Net profit for the period	-	-	-	-	20,970	20,970
Balance at March 31, 2006	36,204	35,233	58	(30,503)	61,207	102,199
China Fishery						
Balance at January 1, 2005 and at March 31, 2005	**	-	-	-	-	**
Balance at January 1, 2006	30,504	-	-	-	8,105	38,609
Shares issued at initial public offering	5,700	35,233	-	-	-	40,933
Net loss for the period	-	-	-	-	(48)	(48)
Balance at March 31, 2006	36,204	35,233	-	-	8,057	79,494

** *Issued capital = US$1*

The results are consistent with expectations following the commencement of the China Fishery Group's new vessel operating agreement ("VOA") for fishing operations in the Pacific Ocean as announced on February 20, 2006, which is timely as the annual seasonal fishing cycle is in full swing during the first half of each year.

The China Fishery Group through its wholly owned subsidiary China Fisheries International Limited ("CFIL") entered into the VOA with Alatir Limited, to manage and operate seven super-trawlers for an initial employment period of ten years for each vessel, with an option to extend for a further period of ten years.

The new VOA enabled China Fishery to double its fleet size / fishing capacity in the Pacific Ocean to 14 super-trawlers, all in possession of the requisite fishing quotas and licenses for fishing in the North Pacific Ocean and equipped with advanced technology to enhance yields and complete facilities for at-sea processing of catches.

Accordingly, the China Fishery Group revenue derived from fishing operations in the Pacific Ocean grew 57.6% to US$48.4 million (equivalent to approximately HK$377.3 million) compared to US$30.7 million (equivalent to approximately HK$239.3 million) recorded for 1QFY2005.

Charter hire expenses and vessel operating costs increased significantly to US$10.0 million (equivalent to approximately HK$78.3 million) and US$15.0 million (equivalent to approximately HK$117.2 million) as a result of the new VOA, while gross profit increased 39.0% to US$23.4 million (equivalent to approximately HK$182.9 million) from 1QFY2005's US$16.9 million (equivalent to approximately HK$131.6 million).

Profit from operations grew 36.4% to US$21.7 million (equivalent to approximately HK$169.5 million) from US$15.9 million (equivalent to approximately HK$124.2 million). Operating margin for 1QFY2006 decreased slightly to 43.2% from 51.1% previously due to increased charter hire expenses and the delay in the sales of high value Pollock roe products.

Total operating expenses increased to US$2.5 million (equivalent to approximately HK$19.5 million) from US$0.9 million (equivalent to approximately HK$7.3 million) previously. While selling expenses decreased to US$0.4 million (equivalent to approximately HK$3.5 million) from US$0.7 million (equivalent to approximately HK$5.1 million), administrative expenses increased to US$1.3 million (equivalent to approximately HK$10.1 million) from US$0.3 million (equivalent to approximately HK$2.2 million), due to the public relationship expenses incurred for the promotion of China Fishery's Initial Public Offering ("IPO") on the SGX-ST. Finance costs of US$0.8 million (equivalent to approximately HK$5.9 million) were incurred during this period due to bank borrowings amounting to US$40.0 million (equivalent to approximately HK$312.0 million).

On a segmental basis, the People's Republic of China ("PRC") remained the China Fishery Group's biggest market, with sales accounting for 59.3% or US$28.8 million (equivalent to approximately HK$224.5 million) of total revenue. Sales to Korea also surged to US$18.5 million (equivalent to approximately HK$144.4 million) or 38.2% of China Fishery Group revenue in 1QFY2006. These fluctuations in revenue contribution from various markets are in accordance with the respective seasons during the year for certain species of fish.

Current assets as at March 31, 2006 increased to US$73.6 million (equivalent to approximately HK$573.8 million) from US$42.8 million (equivalent to approximately HK$333.9 million) as at December 31, 2005. The increase was due mainly to the surge in trade receivables to US$20.3 million (equivalent to approximately HK$158.1 million) in tandem with the peak season sale of fish catch in 1QFY2006, as well as the significant increases in deferred expenses and the China Fishery Group's current portion of deferred charter hire due to the new VOA. All the trade receivables as at March 31, 2006 were subsequently settled in cash in April 2006.

The new VOA also gave CFIL an option to make a lump sum prepayment of US$82 million (equivalent to approximately HK$639.6 million) for the fixed charter hire for 10 years. The China Fishery Group exercised this option on March 31, 2006 by paying the requisite deposit of US$50 million (equivalent to approximately HK$390.0 million) with the remaining US$32 million (equivalent to approximately HK$249.6 million) payable within 9 months from the date of the new VOA. It was intended that these lump sum prepayments were to be funded by a combination of net proceeds from its IPO in January 2006 and internal resources.

Accordingly, current liabilities as at March 31, 2006 increased significantly to US$33.7 million (equivalent to approximately HK$262.8 million) from US$19.4 million (equivalent to approximately HK$151.6 million) as at December 31, 2005. Cash and cash equivalents at the end of 1QFY2006 increased slightly to US$12.8 million (equivalent to approximately HK$99.8 million) from US$11.8 million (equivalent to approximately HK$92.3 million) as at December 31, 2005.

Total shareholders' equity increased from US$40.2 million (equivalent to approximately HK$313.9 million) as at December 31, 2005 to US$102.2 million (equivalent to approximately HK$797.2 million) as at March 31, 2006, while net assets per share was US$0.28 (equivalent to approximately HK$2.18) as at March 31, 2006 (December 31, 2005: US$0.11 (equivalent to approximately HK$0.86)).

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

No forecast or prospect statement has been previously disclosed to shareholders.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the China Fishery Group operates and any known factors or events that may affect the China Fishery Group in the next reporting period and next 12 months**

The increasing demand for quality frozen fish worldwide is continuing and the positive outlook in the China Fishery Group's forward-looking guidance given in conjunction with the release of FY2005 results have been enhanced with the China Fishery Group's new VOA completed and commencing operations proceeding smoothly.

The initial contribution from the China Fishery Group's new VOA that led to the doubling of the China Fishery Group's fleet of super-trawlers to 14, all possessing requisite fishing quotas and licenses to operate in the North Pacific Ocean, has been clearly demonstrated in the 1QFY2006 results.

Thus, barring unforeseen external circumstances, the directors are expecting the new VOA to generate similar revenue and earnings-accretive impact to the China Fishery Group's results for subsequent quarters 2Q to 4Q for the current year ending December 31, 2006, when compared to corresponding quarters in FY2005 and given that 3Q and 4Q are seasonally the slower quarters of the annual fishing season.

The China Fishery Group has been stepping up on several plans to further increase the China Fishery Group's fishing grounds and capabilities. Further to the China Fishery's announcement on March 27, 2006, negotiations are in progress with certain parties to increase the China Fishery Group's fishing grounds in Peru.

11. **Dividend**

No dividend has been declared in the period under review.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, May 11, 2006

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

中漁集團有限公司
截至二零零六年三月三十一日止第一季度
未經審核業績公布

太平洋恩利國際控股有限公司（「本公司」）之董事會（「董事」）欣然公布本公司擁有20%權益之附屬公司中漁集團有限公司（「中漁」，其股份於新加坡證券交易所有限公司上市）及其附屬公司（「中漁集團」）截至二零零六年三月三十一日止第一季度之未經審核綜合業績。

本公布乃轉載中漁根據新加坡證券交易所有限公司上市手冊於二零零六年五月十一日所作之公布。以下中漁及中漁集團截至二零零六年三月三十一日止第一季度未經審核綜合業績乃根據香港聯合交易所有限公司證券上市規則第13.09條項下之披露責任而作出。

中漁及中漁集團之財務報表及綜合財務報表乃根據新加坡財務報告準則之規定編製，並於二零零六年五月十一日於新加坡證券交易所有限公司網站www.sgx.com公布。

1(a) **中漁集團收益表，連同上一個財政年度同期之比較報表**

中漁集團以美元作呈報貨幣。

中漁集團截至二零零六年三月三十一日止第一季度之收益表

	中漁集團 截至下列日期止三個月 二零零六年 三月三十一日 千美元	二零零五年 三月三十一日 千美元	增加／（減少） %
營業額	48,506	31,182	55.6
船舶租賃支出	(10,033)	(5,655)	77.4
船舶經營支出	(15,024)	(8,661)	73.5
毛利	23,449	16,866	39.0
其他經營收入	17	–	不具意義
銷售支出	(445)	(658)	(32.4)
行政支出	(1,291)	(282)	357.8
財務支出	(760)	–	不具意義
除所得稅前溢利	20,970	15,926	31.7
所得稅	–	–	不具意義
本期間淨溢利	20,970	15,926	31.7

	中漁集團 截至下列日期止三個月 二零零六年 三月三十一日 千美元	二零零五年 三月三十一日 千美元	增加 %
包括利息收入之其他經營收入	17	–	不具意義
借貸利息	(760)	–	不具意義
遞延船舶租賃攤銷	(3,450)	(1,400)	146.4
折舊支出	(35)	(2)	1,650.0
外匯兌換虧損	(100)	(2)	4,900.0

1(b) (i) **中漁及中漁集團之資產負債表，連同上一個財政年度結算日之比較報表。**

	中漁集團 二零零六年 三月 三十一日 千美元	中漁集團 二零零五年 十二月 三十一日 千美元	中漁 二零零六年 三月 三十一日 千美元	中漁 二零零五年 十二月 三十一日 千美元
資產				
流動資產：				
現金及現金等值項目	12,798	11,829	21	–
貿易應收款項	20,263	2,143	–	–
其他應收款項及預付款項	20,991	20,505	6	7,095
遞延開支	5,718	2,730	–	1,045
遞延船舶租賃－即期部分	13,800	5,600	–	–
流動資產總值	73,570	42,807	27	8,140
非流動資產：				
遞延船舶租賃	77,550	39,200	–	–
物業、廠房及設備	1,913	524	–	–
附屬公司	–	–	80,115	30,504
非流動資產總值	79,463	39,724	80,115	30,504
資產總值	153,033	82,531	80,142	38,644
負債及資金				
流動負債：				
貿易應付款項	5,822	1,448	–	–
其他應付款項及未付款項	5,012	845	648	35
銀行貸款－即期部分	22,858	17,142	–	–
流動負債總額	33,692	19,435	648	35
非流動負債：				
銀行貸款	17,142	22,858	–	–
資本及儲備：				

	股本 千美元	股份溢價 千美元	重估儲備 千美元	合併儲備 千美元	保留盈利 千美元	總計 千美元
中漁						
於二零零五年一月一日及二零零五年三月三十一日之結餘	**	–	–	–	–	**
於二零零六年一月一日之結餘	30,504	–	–	–	8,105	38,609
首次公開發售所發行股份	5,700	35,233	–	–	–	40,933
本期間淨虧損	–	–	–	–	(48)	(48)
於二零零六年三月三十一日之結餘	36,204	35,233	–	–	8,057	79,494

** *已發行股本=1美元*

1(d) (ii) **自上一個記錄期間結束以來進行供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行之股本證券、發行股份以換取現金，或作為收購之代價或就任何其他目的而產生之中漁股本之變動詳情。亦呈列於本財政期間及於上一個財政年度同期結算日因兌換所有尚未行使可換股票據而可能發行之股份數目。**

於二零零六年一月二十四日，中漁就其上市活動其中一環，按每股普通股1.25新加坡元（0.77美元）發行57,000,000股每股面值0.10美元之普通股，以換取現金。

於二零零六年一月二十五日，中漁股份於新加坡證券交易所有限公司上市。

中漁於二零零六財政年度第一季度並無購買其任何股份。

2. **數據是否已經審核或審閱，並根據哪一項準則（例如新加坡核數準則910號（審閱財務報表之約定）或其他對等準則）**

此等數據並未經中漁核數師審核或審閱。

3. **倘數據已經審核或審閱，則核數師報告（包括任何保留或重點）**

不適用。

4. **是否採納與發行人最近期經審核年度財務報表相同之會計政策及計算方法。**

除採納與集團業務相關且於二零零六年一月一日或之後開始之財政年度生效之新訂／經修訂財務報告準則（「財務報告準則」）、財務報告準則詮釋（「財務報告準則詮釋」）及採用合併會計法處理重組外，中漁集團所採納會計政策及計算方法與截至二零零五年十二月三十一日止年度之經審核財務報表所應用者貫徹一致。

採納該等新訂／經修訂財務報告準則及財務報告準則詮釋並無對中漁集團及中漁產生重大財務影響。

5. **倘會計政策及計算方法有任何變動（包括會計準則所需之任何規定），變動之內容、其原因及影響**

無

6. **中漁集團於本記錄財政期間及上一個財政年度同期，經扣除優先股息之任何撥備之每股普通股盈利**

	中漁集團 截至二零零六年三月三十一日止三個月	截至二零零五年三月三十一日止三個月
每股普通股盈利		
(a) 按已發行普通股之加權平均數為基準；及	5.79美仙	4.40美仙
(b) 按全面攤薄為基準	不適用	不適用
每股基本及攤薄盈利乃按下列資料為基準計算：		
盈利	20,970,000美元	15,926,000美元
計算每股基本盈利所用普通股數目	362,040,000	362,040,000

作比較用途，每股盈利乃按中漁集團於本期間之淨溢利20,970,000美元（約相當於163,566,000港元）（二零零五年：15,926,000美元（約相當於124,223,000港元））除於二零零六年一月二十五日公開發售後股本362,040,000股股份計算。由於中漁股份並無購股權，故每股攤薄盈利並不適用。

7. **中漁及中漁集團之每股普通股資產淨值，乃按發行人於(a)本記錄財政期間；及(b)上一個財政年度結算日之已發行股本計算。**

	中漁集團 二零零六年 三月 三十一日	中漁集團 二零零五年 十二月 三十一日	中漁 二零零六年 三月 三十一日	中漁 二零零五年 十二月 三十一日
按記錄期間結算日現有已發行股本為基準之每股普通股資產淨值	0.28美元	0.11美元	0.22美元	0.11美元

作比較用途，每股普通股資產淨值乃按中漁集團於本期間結算日之資產淨值102,199,000美元（約相當於797,152,000港元）（二零零五年十二月三十一日：40,238,000美元（約相當於313,856,000港元））及中漁於本期間結算日之資產淨值79,494,000美元（約相當於620,053,000港元）（二零零五年十二月三十一日：38,609,000美元（約相當於301,150,000港元））除於二零零六年一月二十五日之公開發售後股本362,040,000股股份計算。

8. **中漁集團業務表現回顧，使能對中漁集團業務有合理了解。回顧必需探討以下內容：**

(a) **任何影響中漁集團於本記錄財政期間之營業額、成本及盈利之重要因素，包括（如適用）季節性或週期因素；及**

資金總額	102,199	40,238	79,494	38,609
負債及資金總額	153,033	82,531	80,142	38,644

1(b) (ii) 中漁集團借貸及債券總額

須於一年內或少於一年內償還，或按要求償還之款額

於二零零六年三月三十一日		於二零零五年十二月三十一日	
有抵押	無抵押	有抵押	無抵押
千美元	千美元	千美元	千美元
–	22,858	–	17,142

須於一年後償還之款額

於二零零六年三月三十一日		於二零零五年十二月三十一日	
有抵押	無抵押	有抵押	無抵押
千美元	千美元	千美元	千美元
–	17,142	–	22,858

抵押品之詳情

中漁集團並無抵押任何物品以作為授予一間附屬公司之銀行貸款的擔保。該銀行貸款現由同時於中漁股份中擁有重大實益權益之太平洋恩利（控股）有限公司及宋玉琳先生提供擔保。

1(c) 中漁集團現金流量表，連同上一個財政年度同期之比較報表。

	中漁集團 截至下列日期止三個月 二零零六年 三月三十一日 千美元	 二零零五年 三月三十一日 千美元
經營業務：		
除所得稅前溢利	20,970	15,926
經下列各項調整：		
遞延船舶租賃攤銷	3,450	1,400
折舊	35	2
利息支出	760	–
利息收入	(1)	–
未計營運資金變動之營運現金流量	25,214	17,328
貿易應收款項	(18,120)	(12,411)
其他應收款項及預付款項	283	(51)
遞延支出	2,067	894
船舶經營按金	–	1,450
貿易應付款項	(1,532)	(16,628)
其他應付款項及未付款項	4,081	2,187
來自（用於）經營業務之現金	11,993	(7,231)
已付利息	(760)	–
來自（用於）經營業務之現金淨額	11,233	(7,231)
投資業務		
購買物業、廠房及設備	(1,366)	(6)
船舶租賃預付款項	(50,000)	–
已收利息	1	–
收購附屬公司所產生現金流入淨額（*附註A*）	168	–
用於投資業務之現金淨額	(51,197)	(6)
融資業務：		
首次公開發售所得款項	40,933	–
現金及現金等值項目增加（減少）淨額	969	(7,237)
期初之現金及現金等值項目	11,829	12,083
期終之現金及現金等值項目	12,798	4,846

附註A

於二零零六年所收購附屬公司之資產及負債公平值如下：

	千美元
現金及現金等值項目	168
其他應收款項及預付款項	769
遞延支出	5,055
貿易應付款項	(5,906)
其他應付款項及未付款項	(86)
	–
代價總額	*
減：附屬公司現金及現金等值項目	168
收購附屬公司所產生現金流入淨額	168

* *代價=6美元*

1(d) (i) 中漁及中漁集團之報表，呈列(i)所有資金變動或(ii)除因資本化發行及向股東作出分派以外之資金變動，連同上一個財政年度同期之比較報表。

	股本 千美元	股份溢價 千美元	重估儲備 千美元	合併儲備 千美元	保留溢利 千美元	總計 千美元
中漁集團						
於二零零五年一月一日之結餘	30,504	–	–	(30,503)	20,464	20,465
本期間淨溢利	–	–	–	–	15,926	15,926
於二零零五年三月三十一日之結餘	30,504	–	–	(30,503)	36,390	36,391
於二零零六年一月一日之結餘	30,504	–	–	(30,503)	40,237	40,238
首次公開發售所發行股份	5,700	35,233	–	–	–	40,933
重估土地及樓宇之重估增值	–	–	58	–	–	58
本期間淨溢利	–	–	–	–	20,970	20,970
於二零零六年三月三十一日之結餘	36,204	35,233	58	(30,503)	61,207	102,199

截至二零零六年十二月三十一日止財政年度首三個月（「二零零六財政年度第一季度」），中漁集團之淨溢利增加31.7%至21,000,000美元（約相當於163,600,000港元）（二零零五財政年度第一季度：15,900,000美元（約相當於124,200,000港元）），此乃因中漁集團營業額由31,200,000美元（約相當於243,200,000港元）躍升55.6%至48,500,000美元（約相當於378,300,000港元）所致。

業績與訂立之中漁集團二零零六年二月二十日所宣布就太平洋捕撈業務開始推行新訂立之船舶經營協議（「船舶經營協議」）之期望貫徹一致。協議推行期間正值每年上半年之全年捕撈旺季。

中漁集團透過其全資附屬公司中漁國際有限公司（「中漁國際」）與Alatir Limited訂立船舶經營協議，以管理及運作七艘超級拖網漁船，每艘船隻初步使用期為十年，可選擇進一步延期十年。

新訂立之船舶經營協議讓中漁將其於太平洋之船隊／捕撈能力倍增至14艘超級拖網漁船。該等船隻全部備有於北太平洋作業所需捕撈配額及牌照，並具備先進技術，提升魚獲之餘，海上捕撈處理設備亦更臻完美。

因此，中漁集團源自太平洋捕撈業務之營業額增加57.6%至48,400,000美元（約相當於377,300,000港元），而二零零五財政年度第一季度則錄得30,700,000美元（約相當於239,300,000港元）。

船舶租賃支出及船舶經營支出基於新訂立之船舶經營協議分別大幅增至10,000,000美元（約相當於78,300,000港元）及15,000,000美元（約相當於117,200,000港元），而毛利則由二零零五財政年度第一季度16,900,000美元（約相當於131,600,000港元）增加39.0%至23,400,000美元（約相當於182,900,000港元）。

經營溢利由15,900,000美元（約相當於124,200,000港元）增加36.4%至21,700,000美元（約相當於169,500,000港元）。二零零六財政年度第一季度經營邊際利潤由先前51.1%微跌至43.2%，此乃船舶經營支出增加及延遲銷售高價值鱈魚卵產品所致。

總經營支出由先前900,000美元（約相當於7,300,000港元）增至2,500,000美元（約相當於19,500,000港元）。銷售支出由700,000美元（約相當於5,100,000港元）減至400,000美元（約相當於3,500,000港元）。行政支出由300,000美元（約相當於2,200,000港元）增至1,300,000美元（約相當於10,100,000港元），原因為推廣宣傳中漁集團於新加坡證券交易所有限公司首次公開發售（「首次公開發售」）所涉及的公開費用。本期間基於為數40,000,000美元（約相當於312,000,000港元）之銀行借貸產生800,000美元（約相當於5,900,000港元）之財務支出。

按照分類基準，中華人民共和國（「中國」）仍為中漁集團最大市場，銷售額佔總營業額之59.3%或28,800,000美元（約相當於224,500,000港元）。二零零六財政年度第一季度向韓國作出之銷售額亦攀升至18,500,000美元（約相當於144,400,000港元）或佔中漁集團營業額38.2%。源自不同市場之營業額貢獻乃根據年內若干魚類品種各自之旺季而出現波動。

於二零零六年三月三十一日之流動資產由二零零五年十二月三十一日之42,800,000美元（約相當於333,900,000港元）增至73,600,000美元（約相當於573,800,000港元），主要原因為二零零六財政年度第一季度捕魚旺季銷售額所產生貿易應收款項增至20,300,000美元（約相當於158,100,000港元），以及遞延開支與中漁集團遞延船舶租賃之即期部分基於新訂立之船舶經營協議大幅上升所致。所有貿易應收款項其後於二零零六年四月以現金償付。

新訂立之船舶經營協議亦可讓中漁國際選擇按十年固定船舶租賃期一筆過預付82,000,000美元（約相當於639,600,000港元）款項。中漁集團於二零零六年三月三十一日行使此項選擇權，支付按金50,000,000美元（約相當於390,000,000港元），而餘下32,000,000美元（約相當於249,600,000港元）須於新訂立之船舶經營協議日期起計九個月內支付。中漁有意透過二零零六年一月首次公開發售所得款項淨額及內部資源撥款一筆過預先支付款項。

因此，於二零零六年三月三十一日之流動負債由二零零五年十二月三十一日之19,400,000美元（約相當於151,600,000港元）大幅增至33,700,000美元（約相當於262,800,000港元）。二零零六財政年度第一季度結束時之現金及現金等值項目由二零零五年十二月三十一日之11,800,000美元（約相當於92,300,000港元）微升至12,800,000美元（約相當於99,800,000港元）。

於二零零六年三月三十一日，總股東資金由二零零五年十二月三十一日之40,200,000美元（約相當於313,900,000港元）增至102,200,000美元（約相當於797,200,000港元），而二零零六年三月三十一日之每股資產淨值則為0.28美元（約相當於2.18港元）（二零零五年十二月三十一日：0.11美元（約相當於0.86港元））。

9. 倘先前已向股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別

過往並無向股東披露任何預測或前景聲明。

10. 於本公布日期中漁集團所從事行業之競爭條件及於下一個申報期間及未來12個月可能影響中漁集團之任何已知因素或事宜之註釋。

全球各地對優質冷凍魚類需求持續上升。隨著中漁集團完成新訂立之船舶經營協議及順利展開業務，令中漁集團業務前景優於公布二零零五財政年度業績時所述前瞻性指引。

中漁集團新訂立之船舶經營協議致使中漁集團超級拖網漁船船隊倍增至14艘，該等船隻備有於北太平洋作業所需捕撈配額及牌照。二零零六財政年度第一季度業績已清晰顯示該項協議初步帶來之貢獻。

因此，撇除不可預見之外在情況，基於第三及第四季度屬每年較為淡靜之捕撈季節，故中漁集團董事預期，新訂立之船舶經營協議可於截至二零零六年十二月三十一日止年度往後第二至第四季度為中漁集團業績帶來與二零零五財政年度同季類似提升收入及盈利能力影響。

中漁集團正加緊推行多項計劃，務求進一步提升中漁集團捕撈區及能力。繼中漁於二零零六年三月二十七日之公布後，中漁集團正與若干人士就擴大其於秘魯之捕撈區磋商。

11. 股息

回顧期內並無宣派股息。

於本公布日期，本公司執行董事為黃垂雅先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培園女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、鄧琳廣先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年五月十一日

* *僅供識別*

SOUTH CHINA MORNING POST MONDAY, APRIL 3, 2006





PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Hong Kong Listing Rules.

China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), published an announcement in Singapore after trading hours on 31 March 2006 in relation to the exercise of the option to prepay the fixed charter hire by China Fisheries International Limited by placing a deposit of US$50 million (equivalent to approximately HK$390 million) with Alatir Limited.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

Further to its announcement dated 20 February 2006, the board of directors of Pacific Andes International Holdings Limited (the "**Company**") is pleased to announce that China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), whose shares are listed on the Singapore Exchange Securities Trading Limited, published an announcement in Singapore after trading hours on 31 March 2006 in relation to the exercise of the option to prepay the fixed charter hire by China Fisheries International Limited by placing a deposit of US$50 million (equivalent to approximately HK$390 million) with Alatir Limited. The contents of the announcement are set out as follows:

CHINA FISHERY GROUP LIMITED
VESSEL OPERATING AGREEMENT

The board of directors of China Fishery Group Limited ("**China Fishery**") refers to its announcement of 20 February 2006 in relation to the entry by its subsidiary, China Fisheries International Limited ("**CFIL**") into a vessel operating agreement ("VOA") with Alatir Limited ("**Alatir**") dated 20 February 2006.

Pursuant to the VOA, there is a fixed charter hire of US$12,000 (equivalent to approximately HK$93,600) per day per vessel payable by CFIL to Alatir on the 7 vessels provided by Alatir for the operations of CFIL for the employment period of 10 years. CFIL has the option of making a lump sum prepayment for the fixed charter hire for 10 years by prepaying a sum of US$82 million (equivalent to approximately HK$640 million).

China Fishery wishes to announce that CFIL, has today, exercised the option to prepay the fixed charter hire by placing a deposit of US$50 million (equivalent to approximately HK$390 million) with Alatir. The balance amount of US$32 million (equivalent to approximately HK$250 million) will be made within 9 months from the date of the VOA. The payments of US$50 million (equivalent to approximately HK$390 million) and the balance amount of US$32 million (equivalent to approximately HK$250 million) are funded through a combination of net proceeds from the initial public offer of the China Fishery's shares in January 2006 and internal resources. Upon exercise of the option, Alatir will be entitled to a 20 percent share of the operating profit (before deduction of the amortization of the prepayment sum) to be derived by CFIL from the operation of the vessels. Even taking into account such profit sharing, China Fishery expects to enjoy savings of approximately US$18 million (equivalent to approximately HK$140 million) per annum as a result of exercising the option.

Arrangements have been put in place as security for the prepayment and to ensure the due performance by Alatir of its obligations under the VOA.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 31 March 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

2006年4月3日 星期一 香港經濟日報



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

公佈

本公佈乃根據香港上市規則第13.09條的披露規定而刊發。

本公司的新加坡上市附屬公司中漁集團有限公司（本公司間接擁有其已發行股本約84.26%）於二零零六年三月三十一日交易時段後在新加坡刊發有關中漁國際有限公司藉支付按金50,000,000美元（相當於約390,000,000港元）予Alatir Limited以行使預繳固定船舶租金之選擇權的公佈。

本公佈乃根據香港聯合交易所有限公司證券上市規則（「**香港上市規則**」）第13.09條的披露規定而刊發。

繼二零零六年二月二十日之公佈後，太平洋恩利國際控股有限公司（「**本公司**」）董事會欣然公佈，本公司的新加坡上市附屬公司中漁集團有限公司（其股份在新加坡證券交易所有限公司上市，本公司間接擁有其已發行股本約84.26%）於二零零六年三月三十一日交易時段後在新加坡刊發有關中漁國際有限公司藉支付預繳按金50,000,000美元（相當於約390,000,000港元）予Alatir Limited以行使預繳固定船舶租金之選擇權的公佈。有關公佈的內容如下：

中漁集團有限公司
船舶經營協議

中漁集團有限公司（「**中漁**」）董事會謹此提述中漁於二零零六年二月二十日刊發之公佈，內容有關其附屬公司中漁國際有限公司（「**中漁國際**」）與Alatir Limited（「**Alatir**」）於二零零六年二月二十日訂立之船舶經營協議（「船舶經營協議」）。

根據船舶經營協議，就Alatir提供7艘船舶供中漁國際經營之用，而使用期為10年，中漁國際向Alatir支付每日每艘船舶固定船舶租金12,000美元（相當於約93,600港元）。中漁國際有選擇權藉預繳款項82,000,000美元（相當於約640,000,000港元），全數預繳10年之固定船舶租金。

中漁謹此宣佈，中漁國際今日已行使預繳固定船舶租金選擇權，向Alatir預繳按金50,000,000美元（相當於約390,000,000港元），餘額32,000,000美元（相當於約250,000,000港元）將由船舶經營協議訂立日期起九個月內支付。預繳按金50,000,000美元（相當於約390,000,000港元）及餘額32,000,000美元（相當於約250,000,000港元）是以中漁於二零零六年一月首次公開招股所得款項淨額及內部資源支付。待選擇權行使後，Alatir將可收取中漁國際來自經營船舶之20%經營溢利（未扣除預繳款項攤銷）。儘管計及上述溢利分成，由於選擇權之行使，中漁預算仍可每年減少約18,000,000美元（相當於約140,000,000港元）的船舶租金成本。

就關於預繳款項之保障已訂出安排，以確保Alatir其根據船舶經營協議項下之責任有妥當之履行。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年三月三十一日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

UESDAY, MARCH 28, 2006 SOUTH CHINA MORNING POST

SEC RECEIVED PROCESSING
JUN 26 2006
WASH, D.C. 209 SECTION



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Hong Kong Listing Rules.

China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), published an announcement in Singapore after trading hours on 27 March 2006 in relation to acquisition of two companies by its wholly-owned subsidiary, Smart Group Limited.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

The board of directors of Pacific Andes International Holdings Limited (the "**Company**") is pleased to announce that China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 84.26% of its issued share capital), whose shares are listed on the Singapore Exchange Securities Trading Limited, published an announcement in Singapore after trading hours on 27 March 2006 in relation to acquisition of two companies by its wholly-owned subsidiary, Smart Group Limited. The contents of the announcement is set out as follows:

CHINA FISHERY GROUP LIMITED
ACQUISITION OF SHARES BY SUBSIDIARY

China Fishery Group Limited ("**China Fishery**") is pleased to announce that its wholly-owned subsidiary, Smart Group Limited, has acquired through a share transfer on 24 March 2006, two (2) ordinary shares in CFG Peru Investments Pte Ltd ("CFG Peru") representing 100% of the total paid up share capital in CFG Peru for a nominal consideration of S$2.00 (equivalent to approximately HK$10), as it is a newly-incorporated company.

CFG Peru is a company incorporated in Singapore on 3 March 2006 and its principal activity is as an investment holding company. The consideration for the share transfer is funded by internal resources and is not expected to have any material impact on the consolidated net tangible assets or on the earnings per share of China Fishery for the financial year ending 31 December 2006.

China Fishery further wishes to announce that CFG Peru has simultaneously on 27 March 2006 acquired the entire share capital of CFG Investment SAC for a cash consideration of US$300.00 (equivalent to approximately HK$2,340).

CFG Investment SAC is an investment holding company which was recently incorporated on 16 March 2006 under the laws of Peru. The consideration for the said acquisition is not expected to have any material impact on the consolidated net tangible assets or on the earnings per share of China Fishery for the financial year ending 31 December 2006.

The acquisition of these subsidiaries is part of the plan of China Fishery to expand its business operations into Peru. Currently, China Fishery is in negotiations to enter into possible business ventures in Peru, which may be carried out by these subsidiaries. Further announcements will be made, where appropriate.

As far as the Directors are aware, none of the Directors or substantial shareholders of China Fishery has any interest, direct or indirect (other than through their shareholdings in China Fishery), in the aforesaid transaction.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 27 March 2006

* *For identification purpose only*

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent

香港經濟日報 2006年3月28日 星期二



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

公佈

本公佈乃根據香港上市規則第13.09條的披露規定而刊發。

本公司的新加坡上市附屬公司中漁集團有限公司(本公司間接擁有其已發行股本約84.26%)於二零零六年三月二十七日交易時段後在新加坡刊發有關其全資附屬公司Smart Group Limited收購兩家公司的公佈。

本公佈乃根據香港聯合交易所有限公司證券上市規則(「**香港上市規則**」)第13.09條的披露規定而刊發。

太平洋恩利國際控股有限公司(「**本公司**」)董事會謹此公佈，本公司的新加坡上市附屬公司中漁集團有限公司(其股份在新加坡證券交易所有限公司上市，本公司間接擁有其已發行股本約84.26%)於二零零六年三月二十七日交易時段後在新加坡刊發有關其全資附屬公司Smart Group Limited收購兩家公司的公佈。有關公佈的內容如下：

中漁集團有限公司
收購附屬公司股份

中漁集團有限公司(「**中漁**」)欣然公佈，其全資附屬公司Smart Group Limited於二零零六年三月二十四日以股份轉讓方式按象徵式代價2.00坡元(約等於10港元)收購CFG Peru Investments Pte Ltd(「CFG Peru」)的兩(2)股普通股(相當於CFG Peru全部已繳股本的100%)，此乃由於該公司為新近註冊成立的公司。

CFG Peru於二零零六年三月三日在新加坡註冊成立，其主要業務為投資控股公司。股份轉讓的代價以內部資金撥付，預期對中漁截至二零零六年十二月三十一日止財政年度的綜合有形資產淨值或每股盈利不會有任何重大影響。

中漁謹此公佈，CFG Peru亦於二零零六年三月二十七日收購CFG Investment SAC的全部股本，現金代價為300.00美元(約等於2,340港元)。

CFG Investment SAC為投資控股公司，近期於二零零六年三月十六日根據秘魯法律註冊成立。預期上述收購的代價對中漁截至二零零六年十二月三十一日止財政年度的綜合有形資產淨值或每股盈利不會有任何重大影響。

收購該等附屬公司屬於中漁將業務擴展至秘魯的計劃。中漁現正就該等附屬公司可能在秘魯成立合營公司進行磋商。中漁將於適當時另行發出公佈。

就董事所知，除持有中漁股權外，各董事或中漁主要股東概無直接或間接在上述交易中擁有權益。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年三月二十七日

* *僅供識別*

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

TUESDAY, FEBRUARY 21, 2006 SOUTH CHINA MORNING POST

SEC RECEIVED PROCESSING JUN 26 2006 WASHINGTON DC



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Hong Kong Listing Rules.

China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is beneficially interested in approximately 20% of its issued share capital), published an announcement in Singapore after trading hours on 20 February 2006 in relation to a vessel operating agreement entered into between China Fisheries International Limited and Alatir Limited on 20 February 2006.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

The board of directors of Pacific Andes International Holdings Limited (the "**Company**") is pleased to announce that China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is beneficially interested in approximately 20% of its issued share capital) whose shares are listed on the Singapore Exchange Securities Trading Limited, published an announcement in Singapore after trading hours on 20 February 2006 in relation to a vessel operating agreement entered into between China Fisheries International Limited and Alatir Limited on 20 February 2006. The contents of the announcement are set out as follows:

CHINA FISHERY GROUP LIMITED
VESSEL OPERATING AGREEMENT

The board of directors of China Fishery Group Limited ("**CFGL**") wishes to announce that its subsidiary, China Fisheries International Limited ("**CFIL**"), has entered into a vessel operating agreement ("**VOA**") today with Alatir Limited ("**Alatir**").

Alatir is incorporated in the British Virgin Islands and has been mandated by the vessel owning companies of 7 supertrawlers ("**Vessels**") to arrange for the management and operation of the Vessels. The vessel owning companies possess the necessary fishing quotas and licences that allow the Vessels to operate in the Russian economic waters in the Pacific Ocean.

Alatir has engaged CFIL to manage and operate the Vessels on and subject to the terms of the VOA for an initial employment period of 10 years for each of the Vessels, commencing from the day a Vessel leaves port for its first voyage. CFIL has an option to extend the employment period for a further term of 10 years. If any of the Vessels has already commenced a voyage at the date of the VOA, the employment period of that Vessel will be deemed to have commenced since the commencement of the voyage. Pursuant to the terms of the VOA, CFIL is entitled to the proceeds of the sales of all the catches to be harvested by the Vessels and shall be responsible for all operating expenses. In return, Alatir receives a fixed charter hire of US$12,000 (equivalent to approximately HK$93,600) per vessel per day and a 20 percent share of the operating profits (after deduction of the fixed charter hire) to be derived by CFIL from the operation of the Vessels.

Prepayment Option for Fixed Charter Hire

Under the VOA, CFIL has an option to prepay the fixed charter hire. The agreed prepayment sum to be prepaid by CFIL in satisfaction of the entire fixed charter hire for the initial 10-year employment period of the Vessels is US$82 million (equivalent to approximately HK$639.6 million). Such an option can be exercised by CFIL by placing a deposit of US$50 million (equivalent to approximately HK$390 million) with Alatir within 6 months from the date of the VOA. In such event, the prepayment sum shall be reduced by the amount of fixed charter hire which has already been paid by CFIL before the prepayment option is exercised. The balance of the prepayment shall be paid within 9 months from the date of the VOA. Where the option is exercised, Alatir will be entitled to a 20 percent share of the operating profit (before deduction of the amortization of the prepayment sum) to be derived by CFIL from the operation of the Vessels.

The directors of CFGL ("**Directors**") will look into arrangements for adequate security to be in place and to ensure the due performance by Alatir of its obligations under the VOA before CFIL exercises the option to prepay the fixed charter hire. Further announcement in this regard will be issued in due course if necessary.

None of the Directors and so far as the Directors are aware, none of the controlling shareholders of CFGL, are interested in the transaction with Alatir under the VOA.

The Directors are of the view that the terms of the VOA are fair and reasonable and that entry into the VOA will contribute to revenue growth of the CFGL Group (being CFGL and its subsidiaries) for the current financial year 2006. The Directors believe that entering into the VOA is in the best interest of CFGL and its shareholders.

The board of directors of the Company is also of the view that the terms of the VOA are fair and reasonable and that entering into the VOA by CFIL is in the best interest of the Company and its shareholders.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 20 February 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

** For identification purpose only*

2006年2月21日 星期二

香港經濟日報



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

公佈

本公佈乃根據香港上市規則第13.09條之披露規定作出。

本公司於新加坡上市之附屬公司中漁集團有限公司（本公司實益擁有其已發行股本約20%）於二零零六年二月二十日買賣時間結束後在新加坡刊發公佈，內容有關中漁國際有限公司與Alatir Limited於二零零六年二月二十日訂立船舶經營協議。

本公佈乃根據香港聯合交易所有限公司證券上市規則（「香港上市規則」）第13.09條之披露規定作出。

太平洋恩利國際控股有限公司（「本公司」）董事會欣然宣佈，本公司於新加坡上市之附屬公司中漁集團有限公司（本公司實益擁有其已發行股本約20%，其股份於新加坡證券交易所有限公司上市）於二零零六年二月二十日買賣時間結束後在新加坡刊發公佈，內容有關中漁國際有限公司與Alatir Limited於二零零六年二月二十日訂立船舶經營協議，該公佈內容載列如下：

中漁集團有限公司

船舶經營協議

中漁集團有限公司（「中漁」）董事會謹此宣佈，其附屬公司中漁國際有限公司（「中漁國際」）與Alatir Limited（「**Alatir**」）於今天訂立船舶經營協議（「**船舶經營協議**」）。

Alatir於英屬處女群島註冊成立，獲多家擁有船舶之公司委託安排管理及運作七艘超級拖網漁船（「船舶」）。該等船舶擁有公司擁有要在太平洋之俄羅斯經濟水域作業所需之捕撈配額及牌照。

Alatir一直根據及受限於船舶經營協議之條款約定中漁國際管理及運作船舶，每艘船舶之初步使用期自船舶駛離其港口作首次航行起計為期十年。中漁國際可選擇延長使用期十年。倘船舶於船舶經營協議日期前已展開航行，則該船舶之使用期將視為於其展開航行之時間起計算。根據船舶經營協議之條款，中漁國際有權銷售船舶之所有魚獲，並須承擔所有經營開支，而Alatir則每日就每艘船隻收取12,000美元（約相當於93,600港元）之固定船舶租金，並分佔中漁國際運作船舶所得經營溢利（扣除固定船舶租金後）20%。

預付固定船舶租金之選擇權

根據船舶經營協議，中漁國際可選擇預付固定船舶租金，而協定由中漁國際就船舶初步訂立之十年使用期全數固定船舶租金預付之預付款項金額為82,000,000美元（約相當於639,600,000港元）。中漁國際可於船舶經營協議日期起計六個月內，向Alatir支付50,000,000美元（約相當於390,000,000港元）按金以行使此選擇權。屆時預付款項金額，將扣減中漁國際行使預付款項選擇權前已支付之固定船舶租金，預付款項餘額須於船舶經營協議日期起計九個月內繳付。倘選擇權獲行使，Alatir將有權收取中漁國際運作船舶產生之經營溢利（未扣除預付款項金額攤銷）20%。

中漁董事（「**董事**」）將於中漁國際行使其選擇權預付固定船舶租金前，會研究是項安排有否足夠保障，以確保Alatir履行其於船舶經營協議項下之責任。如有需要，將於適當時候就此作出進一步公佈。

概無董事且據董事所知概無中漁控股股東，於根據船舶經營協議與Alatir進行之交易中擁有權益。

董事認為，船舶經營協議條款屬公平合理，而訂立船舶經營協議將有助中漁集團（即中漁及其附屬公司）於二零零六財政年度之收益增長。董事相信，訂立船舶經營協議符合中漁及其股東最佳利益。

本公司董事會亦認為，船舶經營協議條款屬公平合理，而中漁國際所訂立之船舶經營協議符合本公司及其股東最佳利益。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年二月二十日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

HellerEhrman

EXHIBIT A

Pacific Andes International Holdings Limited (the "Company")

sure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance (Cap. 32) (the "CO")

NT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Establishment of a place of business in Hong Kong (i.e. registration under Part XI of the CO). The following documents must be delivered to the Registrar: (a) Certified copies of constitutional documents of the Company (e.g. memorandum of association and by-laws), (b) List of Directors and Secretary, (c) Memorandum of appointment or power of attorney by which the Company's authorized agent(s) in Hong Kong for service of process and notices is appointed, the address of the company's principal place of business in Hong Kong and its country of incorporation and the address of its registered office, or equivalent thereof, in its place of incorporation, (d) Certified copy of Company's certificate of incorporation, and	Within 1 month of establishment of a place of business in Hong Kong.	Section 333 - Part XI of the CO.



NT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(e) Certified copy of most recent financial statements as required by the law of the place of incorporation or as submitted to members of the Company.		
Alteration of any of the documents described in 1(a), 1(b) or 1(c) above.	21 days after the date of the alteration or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(1) - Part XI of the CO.
Change in the corporate name of the Company.	21 days after the date of the change or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(2) - Part XI of the CO.
(a) Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report of the Company, and (b) A return of the Company confirming no alteration in the documents and particulars delivered under Section 333 other than the alterations, if any, notified under Section 335.	At least once every calendar year and at intervals of not more than 15 months.	Section 336(1) -Part XI of the CO.

NT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Commencement of liquidation or appointment of liquidator for the Company	Within 7 days after the date on which notice of such event could, in due course of post and if dispatched with due diligence from the country in which the company is incorporated, have been received in Hong Kong.	Section 337A - Part XI of the CO.
Ceasing to have a place of business in Hong Kong.	Immediately.	Section 339 - Part XI of the CO.
Public offering in Hong Kong of securities - a dated prospectus containing inter alia the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company, (b) the statutory provisions under which the incorporation of the company was effected, (c) Address where the documents referred to in (a) and (b) can be inspected, (d) the date and place of incorporation of the company, and (e) the address of the company's principal place of business in Hong Kong (if applicable).	Prior to the publication, circulation or distribution of the prospectus.	Section 342/342C - Part XI of the CO.

ure/Reporting Requirements pursuant to the Stock Exchange Listing Rules ("Listing Rules")

T REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of Hong Kong Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any, (b) is necessary to avoid the establishment of a false market in the company's securities, and (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	Inform the Exchange and the holders of the listed debt securities as soon as reasonably practicable.	Paragraph 2(1), Part C, Appendix 7 of Listing Rules
Notifiable transactions in the following categories: (a) Reverse takeover, (b) very substantial acquisitions, (c) very substantial disposals, (d) share transactions, (e) major transactions, (f) discloseable transactions, or (g) connected transactions.	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been agreed; (ii) deliver a draft announcement in English for the Exchange's comments; (iii) deliver revised notice to the Exchange and cause it to be published in newspapers on the next business day; and (iv) for disclosable transactions, unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement.	Chapter 13, Chapter 14 and Chapter 14A, Listing Rules.

NT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights.	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter.	Section 13.27, Chapter 13, Listing Rules.
Closure of transfer books or register of members in respect of securities listed in Hong Kong.	Notify the Exchange in writing and publish in the newspapers a notice of closure at least 14 days prior to such closure.	Section 13.66, Chapter 13, Listing Rules.
Annual General Meeting ("AGM").	Notice must be published on at least one business day.	Section 13.37, Chapter 13, Listing Rules.
Meeting of holders of listed securities, including AGM and special meetings of shareholders.	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat. Proxy forms must be submitted for publication on the Exchange's Website as well.	Section 13.38, Chapter 13, Listing Rules.
Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting.	Notice must be published on the next business day following the date on which the directors approve of the issuance.	Section 13.28, Chapter 13, Listing Rules.

T REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Either (i) annual report including annual accounts or group accounts together with a copy of the auditor's report thereon or (ii) a summary of financial report.	Distribute to members and other holders of the company's listed securities, other than bearer securities, not less than 21 days before the date of the Annual General Meeting, but not later than 4 months after the end of the financial year; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.46 and 13.54, Chapter 13, Listing Rules.
Either (i) interim report or (ii) a summary of interim report	Either send to any member of the issuer and every holder of its listed securities (not being bearer securities) not later than 3 months after financial period; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.48 and 13.54, Chapter 13, Listing Rules.
Preliminary announcements of results – Full Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 4 months after the end of the financial year; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.

NT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Preliminary announcements of results – First Half of the Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 3 months after the end of the financial period; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.
Board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses.	Inform the Exchange at least 7 clear business days in advance of the date fixed for any board meeting.	Section 13.43, Chapter 13, Listing Rules.
Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof, (b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course, (c) any preliminary announcement of profits or losses for any year, half year or other period, (d) any proposed change in the capital structure, including any redemption of its listed securities, and (e) any decision to change the general character or nature of the business of the company or group.	Inform the Exchange immediately after the board meetings.	Section 13.45, Chapter 13, Listing Rules.

T REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Decision made in regard to: (a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents, (b) any changes in its directorate or supervisory committee, (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable, (d) any change in its auditors or financial year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the company, and (e) any change in its secretary or registered office or registered place of business in Hong Kong or where applicable, agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong.	Inform the Exchange immediately and publish an announcement in the newspapers as soon as practicable.	Section 13.51, Chapter 13, Listing Rules.
Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Inform the Exchange not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted.	Section 13.30, Chapter 13, Listing Rules.
Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	Inform the Exchange as soon as possible after the event.	Section 13.31, Chapter 13, Listing Rules.

T REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(a) Winding up or liquidation, appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc., or (b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.	Inform the Exchange as soon as the same shall come to the attention of the company.	Section 13.25, Chapter 13, Listing Rules.
Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately.	Section 13.32, Chapter 13, Listing Rules.

ıre/Reporting Requirements pursuant to the Securities and Futures Ordinance (Cap. 571) (the "SFO")

T REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, interested or ceasing to be interested in 5% of the nominal value of share capital of the Company.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, having a notifiable interest immediately after the relevant time when there is a reduction in the current 5% threshold made by regulations.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, interested or ceasing to be interested in short positions in shares comprised in the relevant share capital of the Company of not less than 1%.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.

T REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, having short positions in shares comprised in the relevant share capital of the Company at the time there is a reduction in the current 1% threshold made by regulations, has duty.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
Director or chief executive of the company, including spouse and minor child, interested or ceasing to be interested in shares or debentures of the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
Director or chief executive of the company, including spouse and minor child, interested or ceasing to have any interest in shares in or debentures of, or short position in shares in the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
Whenever the Company receives information from a person given in pursuant to the SFO, the Company is under a duty to record in the Register of Interests in Shares and Short Positions against the person's name, the information received and the date of entry and make them available for public inspection.	Within 3 days following the day on which the duty arises.	Divisions 6 and 9, Part XV of the SFO.